FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 18th 2003

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F  ☒                                                                FORM 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES  ☐                                                        NO  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains:

•TPG Adds new Boeing 737-300F to TNT Express European air network, 1 July 2003

•TPG wins major landmark logistics contract in China, 21 July 2003

•TPG wins EUR 113 million NHS Logistics contract in UK, 23 July 2003

•David Kulik appointed as head of TPG’s logistics division, 4 August 2003

•First half year results prove resilience of TPG business model, 4 August 2003

•TNT Logistics and NACCO Materials Handling Group To Sign Logistics Agreement, 18 September 2003

•TPG acquires Italian print & mail company, 23 September 2003

•ABN Amro Bank N.V., Banc of America Securities Limited, ING Bank N.V. and the Royal Bank of Scotland PLC complete € 600 million multicurrency revolving credit facility for TPG N.V., 16 October 2003

•Excellent Mail and Express performances in TPG’s third quarter, 27 October 2003

1 July 2003

TPG ADDS NEW BOEING 737-300F TO TNT EXPRESS EUROPEAN AIR NETWORK

Mail, express and logistics company TPG N.V., has today successfully started operation of a new Boeing 737-300F aircraft in its TNT Express European air network.

It is the first time TNT Airways will be using B737 aircraft as part of its air fleet operations. The B737 is a very popular, safe and reliable jet aircraft that meets ICAO Annex 16, Chapter III aircraft noise certification, and provides the right size, capacity and unit cost to integrate seamlessly with TNT Express’ existing air network.

TNT Airways has signed a two-year lease on the aircraft from GE Capital Aviation Services (GECAS), with an option to extend the agreement for a further three years. The B737 will incrementally add to the capacity of the TNT Express Air network and to the capacity of the fleet.

The company’s decision to undertake this lease is part of its continued network development and commitment to providing the fastest and most reliable service for TNT Express customers.

The aircraft has been converted by GECAS into full freighter capabilities offering a payload of 16.5 metric tonnes and will be the first Boeing 737 freighter aircraft in the world to have 9 rather than 8 ULD (Unit Loading Device) positions.

A second Boeing 737-300F will come into operation next autumn.

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Photographs are available on our website: www.tpg.com.

For further information, please contact (not for publication):

Tony Danby, Senior Press Officer

TPG Media Relations

Mobile: +31 6 233 083 32

E-mail: Tony.Danby@tpg.com

21 July 2003

TPG wins major landmark logistics contract in China

Mail, express and logistics company TPG N.V., through its Chinese logistics joint venture ANJI-TNT Automotive Logistics Company (ANJI -TNT), part of its TNT Logistics division, has signed the largest automotive inbound logistics contract awarded in China to date. The five-year contract between ANJI-TNT and Shanghai Volkswagen (SVW) was signed at the recent first anniversary celebration of the ANJI-TNT joint venture and is expected to have total revenues of over EUR 100 million.

The automotive market is currently booming in China with a 56% sales growth rate in locally produced passenger cars being achieved between 2001 and 2002. Similar growth rates are also being experienced in 2003. SVW is the biggest single producer of passenger cars in the local market. The Volkswagen Group, through its joint ventures with SAIC and with FAW (First Auto Works), is the largest car manufacturer with 44% market share in the Chinese market last year.

By winning this landmark contract against major competitors as part of a formal SVW tender process, ANJI-TNT further strengthens its position as the leading automotive logistics provider in the fast-growing Chinese logistics market.

The scope of the contract covers all local inbound logistics activities to support SVW production in three separate assembly plants and two engine plants in Anting near Shanghai. As part of SVW’s expansion plans for the Chinese market, the company also intends to launch regular new model programmes with one new model already launched in 2003 to add to the four already being produced. This development in the range of models will add further complexity to the supply chain.

The new ANJI-TNT/SVW partnership will face the groundbreaking task of totally re-engineering the current SVW inbound supply chain, whilst at the same time supporting a rapid growth in production volumes and maintaining service quality.

In terms of parts collection operations, this will involve re-designing, implementing and managing a dedicated local transportation network, involving over 350 suppliers. In addition, ANJI-TNT will transfer and consolidate the operations of twelve existing warehouses into a single and newly established Logistics Centre, involving storage, repackaging, parts flow to the plants and empty container management. ANJI-TNT will also take over all internal logistics activities in SVW plants.

ANJI-TNT is also currently the dedicated logistics provider in China for finished car distribution for SVW’s sister company SVWSC (SAIC Volkswagen Sales Company). The new contract therefore further enhances the ANJI-TNT relationship with this client in China.

The new inbound contract was awarded shortly after TNT Logistics signed a major contract for the entire logistics operations for the production of the new Volkswagen Touran in Germany. It also builds on TNT Logistics’ strong relationships with Volkswagen in Germany and the UK.

Roberto Rossi, Group Managing Director of TNT Logistics, says: “This landmark contract builds on our relationship with VW and re-enforces TNT Logistics’ position as one of the world’s leading automotive logistics providers. It is also in line with the company strategy of enlarging TNT Logistics’ presence across Europe, North America, South America and Asia.”

Note to the editor

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of EUR 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG web site is: www.tpg.com.

TNT Logistics, a division of TPG, is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. TNT Logistics employs more than 32,000 people, who are operating in 36 countries, managing over 6.2 million square metres of warehouse space. In 2002, TNT Logistics reported sales of EUR 3.389 billion. The TNT Logistics web site address is: www.tnt.com/logistics.

For more information contact (not for publication)

Tanno Massar, Director TPG Media Relations

Tel:  + 31 20 500 6171

Mobile: +31 6 205 432 41

E-mail: Tanno.Massar@tpg.com

23 July 2003

TPG WINS EUR 113 MILLION NHS LOGISTICS CONTRACT IN UK

Mail, express and logistics company TPG N.V., has announced today that it has, through its TNT Logistics division, successfully won a five-year EUR 113 million contract to distribute healthcare supplies for the English National Health Service on behalf of the NHS Logistics Authority. TNT Logistics has worked in partnership with NHS Logistics for the last five years.

The UK business unit of TNT Logistics will continue to operate a dedicated vehicle fleet from NHS Logistics’ seven distribution centres. The contract employs over 300 people and 200 vehicles are operated throughout England. The contract shows TNT Logistics capabilities in the healthcare products sector.

Activities will include continuing to run a national distribution operation undertaking 6,000 scheduled deliveries containing 40,000 roll cages per week with deliveries tailored to meet the customer’s requirements. TNT Logistics will also undertake secondary distribution activities between the NHS Logistics’ distribution centres.

Neil Crossthwaite, Managing Director, TNT Logistics UK says: “We are delighted that NHS Logistics Authority has renewed their contract with us. We now look forward to a long and rewarding partnership with them.”

Barry Mellor, NHS Logistics’ Chief Executive says: “The award was made to TNT Logistics following a public sector procurement process where they faced stiff competition for our business from other major logistics providers. This new contract will help us to deliver a more cost effective and even higher quality of service to our customers. It is also robust and flexible enough to meet the challenges we face in our plans for growth over the next five years.”

ENDS

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

TNT Logistics, a division of TPG, is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. TNT Logistics employs more than 32,000 people, who are operating in 36 countries, managing over 6.2 million square metres of warehouse space. In 2002, TNT Logistics reported sales of €3.389 billion. The TNT Logistics web site address is: www.tnt.com/logistics.

The NHS Logistics Authority is the main service provider within the NHS for consumable healthcare products.  Offering a nationwide service, it provides a quality range of supply chain services for the benefit of the whole of the English NHS and is developing its role as overall supply chain manager for the NHS.    It serves all trusts across England, offering a ‘pick and pack’ customised service to over 120,000 individual requisition points.  It operates out of seven Distribution Centres.

For further information, please contact (not for publication):

Tony Danby,

Press Officer TPG Media Relations

Tel:  + 31 20 500 6426

Mobile: +31 6 233 083 32

E-mail: Tony.Danby@tpg.com

4 August 2003

DAVID KULIK APPOINTED AS HEAD OF TPG’S LOGISTICS DIVISION

The Supervisory Board of TPG is pleased to announce that David Kulik (55) has been appointed to head up the Logistics division as Group Managing Director. Mr. Kulik currently holds the position of Managing Director TNT Logistics North America and also leads the Transformation through Standardisation project, which was launched earlier this year to restore the operating margin of the Logistics business. In his new position, he will be responsible for all of TPG’s worldwide Logistics activities and will become a member of the Board of Management.

David Kulik replaces Roberto Rossi (60), who will step down from his current role and will leave the company. The appointment of Dave Kulik will take effect per 1 September 2003 and is subject to compliance with statutory requirements. In accordance with 1991 contractual obligations that existed prior to the take over of TNT by TPG, Mr. Rossi will receive a severance payment of EUR 1,932 million.

David Kulik, a US citizen, has a broad business expertise in leading logistics operations. He joined the company in 2000 when TPG acquired CTI Logistx  - a leading North American Logistics company - that was successfully built under the leadership of Mr. Kulik. In March of this year, he assumed responsibility for leading the “Transformation Through Standardisation” initiative, which he will now progress in his new position. The arrangements in the new employment contract of Mr. Kulik will take into account the recommendations of the corporate governance committee  in The Netherlands.

Peter Bakker, CEO of TPG: “I am delighted with the appointment of Dave Kulik to lead our Logistics business through its current difficult phase which is key to establishing a firm platform for the future growth of our activities in this sector. His leadership capabilities, track record, knowledge and experience in this industry will prove invaluable to making our transformation plan a success and to building further on our worldwide leadership position in the Logistics business. We thank Roberto Rossi for his contribution to the company over the last twelve years.”

A photograph and resumé of David Kulik can be downloaded from the TPG website www.tpg.com.

Note to the editor

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 160,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. In the first half of 2003 sales have grown by 1%. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Tanno Massar, Director TPG Media Relations

Tel:  + 31 20 500 6171

Mobile: +31 6 205 432 41

E-mail: Tanno.Massar@tpg.com

Highlights

First half year results prove resilience of TPG business model

Strong performances in Mail and Express; continued weakness in Logistics

Financial highlights:

•     Good operational revenue growth

•     Strong performances in Mail and Express offset by continued weakness in Logistics

•     Logistics transformation plan fully launched:

•     David Kulik to lead division and join Board of Management

•     Around €55 million annualised savings targetted

•     Associated one-off costs of around €65 million

•     Preliminary estimate of up to €195 million for goodwill impairment and asset write-downs

•     Interim dividend significantly increased

Half Year Summary	HY 2003	HY 2002	Operational	% Change FX	Total
	€ mil	€ mil
Revenues	5,853	5,797	5.7%	-4.7%	1.0%
EBITA	584	588	0.9%	-1.6%	-0.7%
Operating Income (EBIT)	507	512	0.0%	-1.0%	-1.0%
Net income	283	288	-0.7%	-1.0%	-1.7%
Earnings per share (euro cents)	59.6	60.6			-1.7%

Net income from continuing operations excluding pension increase and one-off costs (see notes 3 and 4 on page 20)	303	288	6.3%	-1.1%	5.2%

Net cash provided by operating activities	398	591
Free cash flow	297	403

Second Quarter Summary	Q2 2003	Q2 2002	Operational	% Change FX	Total
	€ mil	€ mil
Revenues	2,936	2,899	5.8%	-4.5%	1.3%
EBITA	292	295	0.4%	-1.4%	-1.0%
Operating Income (EBIT)	253	257	-1.6%	0.0%	-1.6%
Net income	143	145	-0.7%	-0.7%	-1.4%
Earnings per share (euro cents)	30.1	30.5			-1.4%

Net income from continuing operations excluding pension increase and one-off costs (see notes 3 and 4 on page 20)	156	145	8.3%	-0.7%	7.6%

Net cash provided by operating activities	74	337
Free cash flow	16	223

Divisional EBITA Summary	HY 2003	HY 2002	Operational	% Change FX	Total
	€ mil	€ mil
Mail	430	413	3.1%	1.0%	4.1%
Express	118	102	19.6%	-3.9%	15.7%
Logistics	41	88	-43.2%	-10.2%	-53.4%
Non allocated	(5)	(15)
EBITA	584	588	0.9%	-1.6%	-0.7%

Report by the Board of Management

Group overview

Steady progress in the second quarter has enabled TPG to deliver a resilient overall performance in the first half of 2003. Growth continues to be impacted by weak economic conditions and adverse foreign exchange movements. Strong performances were again delivered by the Mail and Express businesses in the second quarter, although continued weakness in parts of the Logistics business has held back overall profit growth.

TPG today announces a set of forceful actions aimed at restoring the operating margin of the Logistics business:

•      David Kulik will take over from Roberto Rossi to head up the entire Logistics division and will become a member of the Board of Management.

•      The design and scoping of the “Transformation through Standardisation” programme (TtS) has now been finalised and has identified annualised savings of around €55 million which will be delivered within a two year time period.

•      One-off costs associated with the programme are expected to be around €65 million.

•      Preliminary estimates have been made for goodwill impairment and asset write-downs of up to €175 million and €20 million respectively, which are likely to be required this year.

Cash generation for the group continues to be strong with working capital well managed and capital expenditure remaining significantly below last year’s level.

In view of the strong cash performance, the lower level of acquisition expenditure and our confidence in the sustainability of free cash flow, it has been decided to increase the 2003 interim dividend by 20%.

Peter Bakker, CEO : “It is encouraging to see the progress that we have made in the first half of the year despite the continuing challenging economic circumstances. Our people in Mail and Express have once again produced excellent industry-leading results. Logistics continues to produce disappointing results but through the TtS programme and the appointment of a new strong leader for the division, I am confident that major improvements will be made in the future. I am also pleased that, as a result of our current financial strength, we are able to increase our dividend payout while also increasing our contribution to the pension funds”.

Group results

Group revenues for the half year increased by 1.0% to  €5,853 million, equivalent to a growth of 5.7% at constant exchange rates. Group earnings before interest, tax and goodwill amortisation of €584 million were just ahead of the prior year, expressed at constant rates. Included in this figure are €19 million of higher pension costs compared to the previous year and €13 million of one-off costs associated with the Logistics TtS programme. Half year net income declined 1.7% to €283 million. However, excluding the impact of the higher pension costs and one-off Logistics costs, net income grew by 5.2% (6.3% at constant exchange rates).

Operating cash flow in the half year was a healthy €398 million. Capital expenditure has been cut back by some 37% from last year’s level. This is the second year of our successful value based management programme which has led to significant reductions in the levels of working capital used across the group.

Review of operations

Mail has performed strongly in the half year and in particular has achieved excellent results in the second quarter. The operating margin in the second quarter improved to 21.9% from 20.3% last year, even after absorbing higher pension costs. This is the result of lower than expected volume decline and ongoing improvements in productivity in the Netherlands business.

Implementation of the Cost Flexibility programme continues very much on track and is providing the main driving force for the margin improvements. Some €62 million of cost savings have been achieved so far as a result of Cost Flexibility, €36 million of which were in this half year.

The encouraging lower underlying rate of decline in Dutch mail volumes seen in the first quarter compared to most of last year was maintained in the second quarter due to higher domestic mail volumes offset by lower direct mail volumes.

On 20 June 2003 the Government in the Netherlands decided to amend its earlier decision on postal tariffs and shorten the duration of the price freeze to the 2004 year only. A broader policy on the postal market will be published by the Government later this year, inclusive of tariff control.  TPG is actively involved in this process.

A number of new alliances with other Postal Operators were concluded in the half year. In particular, the strategic partnership agreed with China Post is a significant step in TPG’s international strategy. This partnership could benefit all three of TPG’s businesses.

Express has continued to make excellent progress in creating competitive advantage in its key geographic markets.The operating margin for the half year improved substantially from 5.0% to 5.7% with the second quarter margin rising to 6.4%. Strong positive revenue quality yields were again achieved across all business units in the division, with an impressive 4.5% increase achieved in the second quarter in the European business, the fifteenth consecutive quarter that a positive yield has been achieved. The TNT Express European air and road networks continue to be enhanced in order to enable the fastest and most reliable service to be offered to customers. A Boeing 737 has recently been added to the fleet and services to Eastern Europe have been significantly expanded. Growth in Asia continues at a rapid pace and further expansion is planned for China.

The turnaround in Australia is well on track with at least a full year break even result expected this year in line with the original timetable. The execution of the Australia turnaround plan, which consisted of a formidable set of restructuring actions across the entire organisation, has been an excellent achievement and a shining example of TPG’s capabilities in major turnaround projects.

Logistics performance continues to be under pressure but the decline has now stabilised. Although organic revenue growth has increased considerably in the second quarter as a result of major new contract wins, volumes from existing business continue to be relatively flat. The underlying operating margin in the second quarter has fallen to 3.6% compared to 5.4% in the same quarter last year. The TtS programme has identified an initial set of one-off costs of €13 million which have been charged in the second quarter. Taking these one-off costs into account, the second quarter margin was 2.2%. The majority of the performance shortfall is centred on three European business units, namely France, Italy non-automotive and Germany, which have largely been formed through acquisitions. Growth and margins in the three biggest business units, the UK, North America and Italy automotive, continue to be healthy and robust.

Good new contract wins with an annualised revenue of €474 million have been achieved in the half year. This is 84% of the total 2002 contract wins. All new contracts have been secured at good margins. Major contracts won include Volkswagen in Germany and China, Pirelli, Telecom Italia, KPN and the NHS in the UK. Also, TPG was appointed as sole operator for Fiat automotive inbound logistics in Italy through a joint venture with Arvil.

Update on Logistics transformation

Good progress has been made in the implementation of TtS which was launched earlier this year. TtS is a comprehensive programme of actions designed to standardise operating and business development practices across the entire Logistics business in order to improve margins. Particular emphasis is being placed on the turnaround of underperforming operations mentioned above. This programme has evolved from the identification and implementation of competency centres and best practice systems at the end of last year.

The design and scoping of the TtS programme has now been finalised and a number of cost saving initiatives and actions contained in the plan have been launched. This programme will require some fundamental changes in the operations and processes within business units and implementation will continue well into next year. The nature of Logistics business is unlike that of our other businesses, in that it consists of a number of long term contracts and therefore will require relatively more time for a full turnaround to take effect.

The TtS programme consists of five process improvement modules: Procurement, Transportation and Distribution, Warehousing, IT and Contract Rationalisation, each of which has a project leader responsible for achieving the targetted savings. A sixth module addresses the overhead and restructuring actions resulting mainly from the individual turnaround plans for the three underperforming countries. Total annualised savings of around €55 million have been identified for TtS and are scheduled to be fully realised in 2004. Some €14 million of these savings will already benefit the current 2003 year.

The first wave of TtS actions has focussed on realising quick win savings in the areas of procurement and contract rationalisations, together with coordinated actions for the operations in the underperforming countries. The second phase of actions brings in the standardised solutions in warehouse and transportation management.

One-off costs associated with TtS actions are expected to be around €65 million, the majority of which are anticipated in 2003. These costs relate to various restructuring and rationalisation measures, including those related to warehouse and contract terminations. €13 million of one-off costs have been charged in the half year.

A goodwill impairment review has been carried out for all TPG Logistics businesses. Preliminary calculations would indicate that a goodwill impairment charge of up to €175 million and an asset write-down of up to €20 million are likely to be required this year. Both of these charges are non-cash items. The companies affected are restricted to France, Italy and Germany.

Board of Management change

TPG is pleased to announce that David Kulik has been appointed to head up the Logistics division as Group Managing Director. Kulik, who currently holds the position of  Managing Director TNT Logistics North America and also leads the TtS project, will be responsible for all of TPG’s worldwide Logistics activities and will become a member of the Board of Management as per 1 September 2003, subject to compliance with statutory requirements. He will replace Roberto Rossi who will step down from his current role and will leave the company.

Financial review

Group operating income was flat year on year, inclusive of the higher pension costs and one-off Logistics costs. Non-allocated items amounted to a net cost of €5 million in the half year (prior year €15 million) and included corporate costs of €7 million incurred in the second quarter. Goodwill amortisation remained flat year on year. Net financial expense for the half year was almost 10% lower than last year, mainly due to the reduced level of net debt. The effective tax rate in the half year at 37.2% was slightly higher than the same period last year.

Dividend

The Board of Management has the intention to raise the dividend pay-out ratio over time to around 40% of net income. As a first step, the interim dividend for 2003 will be increased by 20% to €0.18 per ordinary share. The interim dividend will be paid on 13 August 2003.

Prospects

The overall results in the first half of the year have demonstrated the resilience of TPG’s business model in a weak economic environment. The global economic climate is expected to remain sluggish over the remainder of this year. Nevertheless, TPG is well positioned to benefit should there be any upturn in the economic cycle.

The Mail division is targetted to achieve a 20% operating margin for 2003 as a whole. On the basis of the trends seen in the first half of the year, the rate of decline in Dutch mail volumes in 2003 overall is expected to be lower than the 2 to 3% previously assumed. Further benefits are expected from the Cost Flexibility programme. Growth in international business is expected to continue at a similar pace to the first half year.

Further good progress is expected in Express in the second half of the year. The operating margin is expected to rise above 6% overall for the first time in 2003, driven by continuing positive revenue quality yield developments, together with the fastest and most reliable express delivery service.

The difficult trading environment currently faced by Logistics is expected to continue for the remainder of this year. Although the TtS programme will help alleviate some of the pressure on margins in the current year, most of the benefits will not be seen until next year. An underlying operating margin before one-off costs of around 3.5% is expected for the 2003 year. The pace of new business development is expected to remain healthy.

The Board of Management expects TPG’s growth in net income from continuing operations excluding additional pension costs in 2003 to be around 5% at constant rates of exchange. This outlook excludes the impact of one-off costs and non-cash impairments in Logistics.

Update of events in 2nd Quarter 2003 to date

Apr 1	Wim Kok and René Dahan appointed as members of Supervisory Board
Apr 2	Positive Standard & Poors credit rating review outcome announced
Apr 3	Acquisition of Blitzpunkt in German unaddressed mail
Apr 25	China Post strategic partnership announced
Apr 29	Acquisition of DocVision in the Netherlands
Apr 29	Top executives hired for Logistics in both Central Europe and France
May 16	Appointment of TPG and Arvil joint-venture as Fiat sole operator
May 27	Agreement reached with Unions on 2003/2004 Collective Labour agreement in the Netherlands
May 28	Express contract with Brazil Post announced
June 20	Amended decision on postal tariffs announced by Dutch Government
July 1	A Boeing 737 added to Express European Air Network
July 21	Logistics contract signed with Shanghai Volkswagen in China
July 23	Logistics contract with the NHS in UK announced

Business Highlights - Mail

•     Improved operating margin despite higher pension costs

•     Particularly strong second quarter performance

•     Volume declines less than expected

•     Productivity gains driven by Cost Flexibility

Half Year	HY 2003	HY 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Revenues	1,966	1,969	-0.2%	-0.1%	0.9%	-1.0%
EBITA	430	413	4.1%	1.2%	1.9%	1.0%
Operating margin	21.9%	21.0%

Second Quarter	Q2 2003	Q2 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Revenues	967	959	0.8%	0.2%	1.6%	-1.0%
EBITA	212	195	8.7%	3.1%	4.1%	1.5%
Operating margin	21.9%	20.3%

Mail revenues fell by 0.2% in the half year. Organic revenue growth was a marginally negative 0.1%. Excluding the impact of last year’s one-off Euro coins project, organic growth was a positive 0.7%. Second quarter revenues grew organically by 0.2%.

Half year earnings increased by 4.1% with the operating margin improving to 21.9% from 21.0% last year. Second quarter earnings grew by 8.7%, pushing up the operating margin from 20.3% last year to 21.9%. An additional €15 million pension costs have been charged in the half year, equally split over the two quarters.

The improved performance is mainly driven by the Cost Flexibility programme and ongoing tight cost controls which together have led to a significant saving of €36 million in the Mail Netherlands operation in the half year. In Distribution and Sorting a large reduction of full time equivalent staff has been achieved. A reduction in Mail Head Office costs also contributed to the cost efficiencies.

Start up costs in European Mail Networks and Data & Document Management were €5 million in the half year, similar to last year. A one-off gain was made on the sale of Geldnet, a cash services company, in the half year. Net one-off  gains in the first half of last year, which consisted of the release of an accrual for terminal dues less provisions for Cost Flexibility, exceeded this gain.

The quality of next day mail delivery in the Netherlands is 96.4%, well ahead of the government target of 95%.

Revenue Analysis

Revenues for Mail lines of business for the first quarter of 2003 and the prior year have been restated to reflect a more accurate elimination of internal transactions.

Half Year	HY 2003	HY 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Mail Netherlands	1,363	1,381	-1.3%	-1.5%	0.2%	0.0%
Cross Border	305	319	-4.4%	0.0%	0.0%	-4.4%
European Mail Networks	197	173	13.9%	9.2%	6.4%	-1.7%
Data & Document Management	101	96	5.2%	3.1%	4.2%	-2.1%
Mail	1,966	1,969	-0.2%	-0.1%	0.9%	-1.0%

Second Quarter	Q2 2003	Q2 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Mail Netherlands	663	666	-0.5%	-1.0%	0.5%	0.0%
Cross Border	148	157	-5.7%	-1.9%	0.0%	-3.8%
European Mail Networks	105	88	19.3%	12.5%	9.1%	-2.3%
Data & Document Management	51	48	6.3%	0.1%	8.3%	-2.1%
Mail	967	959	0.8%	0.2%	1.6%	-1.0%

Mail Netherlands revenues fell by 1.3% in the half year. However, excluding the impact of last year’s one-off Euro coins project, revenues were flat year on year. Price and mix effects had a positive 1.3% impact in the half year, mainly in the second quarter.

Total addressed mail volumes declined by 1.3% in the half year. Election mail volumes in the half year were the same as last year. Second quarter volumes declined by 2.7% but, excluding the impact of elections in the second quarter of last year, the underlying decline was only 1.4%, similar to the first quarter of this year. The decline in volumes is entirely in direct mail where volumes fell by 3.4% in the half year (3.9% in the second quarter). This is mainly due to the slow economy which continues to impact magazines, papers and other printed matter. Domestic letter mail volumes remained flat year on year mainly due to a good second quarter which had an underlying 0.5% increase.

Cross Border revenues fell by 4.4% in the half year entirely due to foreign exchange movements. Organic growth was flat in the half year due to a fall in the second quarter Spring volumes resulting from the effects of the SARS virus. Prices in the Spring business remain under pressure, particularly in Europe.

European Mail Networks continue to deliver  high organic revenue growth: 9.2% for the half year and 12.5% in the second quarter. The main contributors to this growth are Italy, Eastern Europe and the Netherlands VSP operation. Also, as from the second quarter of this year, Europost, the addressed mail joint venture with the Otto Hermes group in Germany, is now also distributing cross border mail in Germany. The acquisitions of the German unaddressed mail companies Blitzpunkt and Werbeagentur Fischer in the first half of this year added a further 6.4% to year on year revenue growth.

Data & Document Management revenues from the Cendris brand grew organically by 3.1% in the half year. Volumes continue to be under pressure as a result of the depressed economic environment in the Netherlands and the rest of Europe. The acquisition of DocVision in the second quarter contributed an additional 4.2% revenue growth in the half year.

Business Highlights-Express

•      Further margin improvements

•      Strong positive revenue quality yield

•      Profit improvements in nearly all business units

Half Year	HY 2003	HY 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Revenues	2,073	2,059	0.7%	6.3%	-0.3%	-5.3%
EBITA	118	102	15.7%	25.1%	-5.5%	-3.9%
Operating margin	5.7%	5.0%

Second Quarter	Q2 2003	Q2 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Revenues	1,036	1,040	-0.4%	5.1%	-0.2%	-5.3%
EBITA	66	61	8.2%	22.4%	-8.8%	-5.4%
Operating margin	6.4%	5.9%

Express revenues, which grew nominally by 0.7% in the half year, were impacted by significant adverse foreign exchange translation effects caused by the strengthening of the euro against all major currencies. The rate of organic growth was 6.3%, which was affected by a slight slowing in the second quarter to 5.1% due mainly to the timing of the Easter holiday.

Half year earnings climbed 15.7% and the operating margin improved from 5.0% to 5.7% after charging additional pension costs of €3 million. Almost all business units achieved good year on year growth in earnings and this has been achieved mainly by improving the mix of the business through selling no discount simplified contract rate agreements to small and medium sized customers.

The major profit improvements in the half year have been achieved in the Benelux countries, Germany, Eastern Europe and Australia. The focus on revenue quality yields and enforcement of disciplines involved in selling the no discount contract agreements to all new customers are the key reasons for the improvements, mirroring the successes achieved in other countries. Well trained specialist domestic and international sales teams working with a proven sales territory management system have produced excellent results supported by the fastest and most reliable express delivery service.

Air network capacity and utilisation in the half year are approximately the same as the equivalent period last year, having been successfully tailored for a relative shift by customers towards the road express services provided by the company.

Revenue Analysis

Half Year	HY 2003	HY 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Express Europe	1,703	1,681	1.3%	5.2%	-0.4%	-3.5%
Express ROW	370	378	-2.1%	11.7%	0.0%	-13.8%
Express	2,073	2,059	0.7%	6.3%	-0.3%	-5.3%

Second Quarter	Q2 2003	Q2 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Express Europe	847	845	0.2%	3.8%	-0.2%	-3.4%
Express ROW	189	195	-3.1%	10.3%	0.0%	-13.4%
Express	1,036	1,040	-0.4%	5.1%	-0.2%	-5.3%

Europe revenues increased by 1.3% in the half year. Organic revenue growth was 5.2% with the strongest growth being achieved in the UK, France, Eastern Europe, Spain and Austria. Foreign exchange movements negatively affected revenues on conversion to euros by 3.5% and there was a 0.4% adverse impact resulting from the disposal of an air network company in Italy last year.

Organic revenue growth in the second quarter was 3.8%. Total European core revenues grew by 4.9% mainly due to a 4.5% improvement in revenue quality yield. The amount of core kilos carried increased by 0.9% and the number of consignments handled  fell by 0.1%.

The relatively low growth in volumes is mainly due to the continued focus on uprating or discarding unprofitable customers in order to improve revenue quality yields. Also, the timing of the Easter holiday which resulted in one less working day compared to last year, impacted the second quarter growth.

Rest of the World revenues fell by 2.1% in the half year but were affected by a 13.8% negative foreign exchange impact. Organic revenue growth was 11.7% with strong growth achieved in Australia, Asia, the Americas and the Middle East. Second quarter organic revenue growth dropped slightly to 10.3%, partly due to the impact of the SARS virus but mainly because of the Easter holiday timing.

Business Highlights - Logistics

•                  Earnings affected by underperformance in three countries

•                  TtS programme is underway; certain one-off costs already incurred

•                  High level of new contract wins at good margins

•                  Good second quarter organic revenue growth

Half Year	HY 2003	HY 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Revenues	1,829	1,781	2.7%	7.5%	3.4%	-8.2%
EBITA	41	88	-53.4%	-24.7%	-18.5%	-10.2%
Operating margin	2.2%	4.9%
Operating margin excl one-off costs	3.0%	4.9%

Second Quarter	Q2 2003	Q2 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Revenues	944	908	4.0%	9.9%	1.4%	-7.3%
EBITA	21	49	-57.1%	-18.4%	-29.0%	-9.7%
Operating margin	2.2%	5.4%
Operating margin excl one-off costs	3.6%	5.4%

Logistics revenues increased by 2.7% in the half year. On an organic basis, revenue growth of 7.5% was achieved. A large negative foreign exchange conversion effect of 8.2% significantly reduced nominal revenues. Second quarter  organic revenue growth rose to 9.9% driven by higher growth in both Europe and North America.

First half earnings fell by €47 million compared with the first half of last year. One-off costs of €13 million have been incurred in the half year relating to the Transformation through Standardisation programme. These consist of various contract and warehouse termination costs and other restructuring costs. Adverse foreign exchange movements have further reduced earnings by €9 million. The comparison to last year is also somewhat distorted by a gain of €15 million in the prior year from the termination of a joint venture in North America and one-off costs last year of €5 million. The real operational shortfall is therefore €15 million.

All business units still suffer from low volumes on existing contracts resulting from the weak economic conditions. The majority of the decline in earnings however is attributable to France, Italy non-automotive and Germany. In France, the inability to completely pass on labour and fuel surcharges to the customer, operational difficulties on a major contract and underutilised warehouse capacity were the main reasons for the reduction in earnings. In Italy non-automotive and Germany, inefficiencies on existing contracts are the key reasons for the decline.

New contract wins in the half year have an annualised revenue of €474 million (€314 million in the first half of 2002). Contract renewals successfully completed in the half year amount to annualised revenues of €375 million, representing a current retention rate of 77%. Contract terminations amounted to annualised revenues of €110 million of which the majority were due to either our own portfolio rationalisation or customer in-sourcing. New contract wins net of terminations are 70% higher than the first half of 2002.

The business development pipeline has slightly fallen to €1.4 billion from  €1.6 billion at the end of the first quarter as a result of the recent high level of contract wins. The higher certainty part of the pipeline has remained stable in absolute terms and represents some 17% of the total pipeline.

Revenue Analysis

Half Year	HY 2003	HY 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Logistics Europe	1,360	1,277	6.5%	3.4%	5.9%	-2.8%
Logistics North America	329	382	-13.9%	8.4%	-3.9%	-18.4%
Logistics ROW	140	122	14.8%	47.5%	0.0%	-32.7%
Logistics	1,829	1,781	2.7%	7.5%	3.4%	-8.2%

Second Quarter	Q2 2003	Q2 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Logistics Europe	703	651	8.0%	6.3%	4.3%	-2.6%
Logistics North America	166	192	-13.5%	11.5%	-7.8%	-17.2%
Logistics ROW	75	65	15.4%	41.5%	0.0%	-26.1%
Logistics	944	908	4.0%	9.9%	1.4%	-7.3%

In line with the division’s sector diversification strategy, the amount of total Logistics revenues represented by the automotive sector has fallen from over 40% in the first half of last year to 37% this half year. The fast moving consumer goods sector showed the largest increase.

The 7.5% first half organic revenue growth was achieved through new contracts (14.9%) and a positive volume impact  (1.0%), offset by the impact of terminated contracts (8.2%) and adverse price and mix effects (0.2%).

Europe revenues grew by 6.5% in the half year, 3.4% of which was organic. The rate of organic revenue growth improved in the second quarter to 6.3% as a result of strong contract wins, including Pirelli and Volkswagen in Germany, Telecom Italia in Italy and KPN in the Netherlands. The commencement of the sole operator contract for Fiat in May has also contributed to the higher growth. The acquisitions of Transports Nicolas and TNT DFDS Transport in the first half of 2002 added 5.9% to Europe’s revenue growth in the half year.

North America organic revenue growth was a healthy 8.4% in the half year although nominal revenues fell by 13.9% due to a large foreign exchange impact of 18.4%. In the second quarter organic growth increased to 11.5% due again to a high level of new contract wins, including NACCO and Interline Brands. The termination of an automotive joint venture in the first half of last year reduced revenue growth in the half year by 3.9%.

Rest of the World first half revenues increased by 14.8%. Organic revenue growth was a massive 47.5%, driven by the TNT Anji joint venture in China and strong growth in the rest of Asia and Australia. This was offset to some extent by a substantial 32.7% adverse impact from foreign exchange conversion.

Quarterly information – Group

Euro Million	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

Group

Revenues	2,936	2,917	3,180	2,805	2,899	2,898	3,013	2,642	2,787	2,776

Earnings from operations	299	290	382	222	305	298	363	210	278	277

Non-allocated items	(7)	2	12	8	(10)	(5)	(41)	4	(22)	87

EBITA	292	292	394	230	295	293	322	214	256	364

Goodwill amortisation	(39)	(38)	(39)	(39)	(38)	(38)	(37)	(34)	(35)	(33)

Operating Income (EBIT)	253	254	355	191	257	255	285	180	221	331

Financial income and expenses	(23)	(24)	(25)	(31)	(25)	(27)	(8)	(29)	(26)	(30)
Income taxes	(84)	(87)	(115)	(60)	(81)	(85)	(104)	(56)	(70)	(105)
Results from affiliates	(3)	(1)	(1)	(1)	(3)		(1)	2	(2)
Minority interests		(2)	(2)		(3)		(3)

Net Income	143	140	212	99	145	143	169	97	123	196

Net profit on sale of non-core business			(14)				3		(5)	(28)

Net Income from continuing operations	143	140	198	99	145	143	172	97	118	168

Average number of shares (mil)	475.1	475.0	475.0	475.0	475.0	475.0	475.0	475.0	478.0	475.3
Earnings per share (euro cents)	30.1	29.5	44.6	20.8	30.5	30.1	35.6	20.4	25.9	41.2

Net cash provided by operating activities	74	324	227	214	337	254	256	161	34	322

Capital expenditure on property, plant and equipment and other intangible assets	(72)	(60)	(152)	(111)	(130)	(79)	(147)	(155)	(114)	(65)

Disposals of property, plant and equipment and other intangible assets	14	17	23	19	16	5	21	36	27	7

Free cash flow	16	281	98	122	223	180	130	42	(53)	264

Number of employees	160,536	150,155	150,365	148,285	143,097	141,463	138,563	139,065	135,539	131,426
Full time equivalent employees	119,946	114,348	113,444	113,711	112,751	112,261	109,589	111,976	106,782	103,270

Quarterly Information - Mail

Euro Million	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

Mail

Mail Netherlands

Revenues	663	700	780	634	666	715	801	624	657	688
Growth %	-0.5%	-2.1%	-2.6%	1.6%	1.4%	3.9%	3.9%	4.5%	0.0%	1.5%
Organic	-1.0%	-2.1%	-2.6%	1.6%	1.4%	3.9%	3.9%	4.5%	0.0%	1.5%
Acquisition	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Addressed mail pieces (mil)	1,297	1,411	1,575	1,201	1,333	1,412	1,618	1,225	1,328	1,393
Working days	61	64	63	65	61	64	63	65	61	64

Cross Border

Revenues	148	157	176	155	157	162	178	157	158	161
Growth %	-5.7%	-3.1%	-1.1%	-1.3%	-0.6%	0.6%	4.1%	1.3%	-2.5%	-3.0%
Organic	-1.9%	1.8%	1.1%	0.6%	-1.8%	-4.5%	2.8%	-0.6%	-1.4%	-4.1%
Acquisition	0.0%	0.0%	0.0%	0.0%	3.7%	3.9%	-0.6%	3.2%	0.0%	0.0%
Fx	-3.8%	-4.9%	-2.2%	-1.9%	-2.5%	1.2%	1.9%	-1.3%	-1.1%	1.1%

European Mail Networks

Revenues	105	92	100	85	88	85	96	74	78	57
Growth %	19.3%	8.2%	4.2%	14.9%	12.8%	49.1%	45.5%	42.3%	39.3%	3.6%
Organic	12.5%	5.9%	8.4%	-1.3%	3.2%	16.9%	0.2%	0.2%	8.6%	-5.5%
Acquisition	9.1%	3.5%	-4.2%	16.2%	10.1%	31.8%	45.8%	43.2%	30.7%	9.1%
Fx	-2.3%	-1.2%	0.0%	0.0%	-0.5%	0.4%	-0.5%	-1.2%	0.0%	0.0%

Data & Doc Management

Revenues	51	50	62	44	48	48	48	45	42	32
Growth %	6.3%	4.2%	29.2%	-2.2%	14.3%	50.0%	71.4%	60.7%	23.5%	6.7%
Organic	0.1%	6.3%	6.3%	-6.6%	1.0%	8.1%	34.6%	14.3%	-1.0%	6.7%
Acquisition	8.3%	0.0%	25.0%	4.4%	13.3%	41.9%	36.8%	46.4%	24.5%	0.0%
Fx	-2.1%	-2.1%	-2.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Total Mail

Revenues	967	999	1,118	918	959	1,010	1,123	900	935	938
Growth %	0.8%	-1.1%	-0.4%	2.0%	2.6%	7.7%	8.4%	8.2%	2.9%	1.0%
Organic	0.2%	-0.4%	-0.7%	0.7%	1.0%	3.5%	4.3%	4.0%	0.3%	0.3%
Acquisition	1.6%	0.3%	0.7%	1.6%	2.1%	4.0%	3.8%	4.9%	2.8%	0.5%
Fx	-1.0%	-1.0%	-0.4%	-0.3%	-0.5%	0.2%	0.3%	-0.7%	-0.2%	0.2%

EBITA	212	218	247	144	195	218	240	144	189	208

Operating margin	21.9%	21.8%	22.1%	15.7%	20.3%	21.6%	21.4%	16.0%	20.2%	22.2%

Goodwill amortisation	(10)	(7)	(9)	(6)	(8)	(7)	(6)	(4)	(5)	(4)
Operating income (EBIT)	202	211	238	138	187	211	234	140	184	204

Note: Revenues for Mail lines of business have been restated to reflect a more accurate elimination of internal transactions.

Quarterly Information – Express

Euro Million	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

Express

Express Europe

Revenues	847	856	899	822	845	836	825	747	780	783
Growth %	0.2%	2.4%	9.0%	10.0%	8.3%	6.8%	-2.5%	1.4%	3.2%	5.5%
Organic	3.8%	6.3%	8.4%	7.3%	7.7%	2.8%	-2.2%	3.5%	4.1%	5.8%
Acquisition	-0.2%	-0.5%	1.8%	2.8%	1.9%	3.0%	-0.1%	-1.1%	-1.3%	0.6%
Fx	-3.4%	-3.4%	-1.2%	-0.1%	-1.3%	1.0%	-0.2%	-1.0%	0.4%	-0.9%

Core consignments (mil)	33.7	33.8	35.2	30.2	33.8	32.9	33.0	28.8	31.6	32.0
Core kilos (mil)	527.3	523.3	566.4	494.3	522.5	519.8	550.2	487.3	505.8	521.8
Core revenue quality yield improvement	4.5%	3.3%	4.3%	2.8%	2.4%	2.0%	2.2%	2.8%	5.7%	7.5%

Express ROW

Revenues	189	181	205	190	195	183	195	192	198	186
Growth %	-3.1%	-1.1%	5.1%	-1.0%	-1.5%	-1.6%	-11.8%	-13.1%	-3.4%	-4.6%
Organic	10.3%	13.3%	14.9%	7.4%	5.0%	-4.8%	-7.1%	-4.6%	1.2%	1.0%
Acquisition	0.0%	0.0%	0.0%	0.5%	0.0%	0.5%	0.1%	0.2%	0.0%	0.0%
Fx	-13.4%	-14.4%	-9.8%	-8.9%	-6.5%	2.7%	-4.8%	-8.7%	-4.6%	-5.6%

Total Express

Revenues	1,036	1,037	1,104	1,012	1,040	1,019	1,020	939	978	969
Growth %	-0.4%	1.8%	8.2%	7.8%	6.3%	5.2%	-4.4%	-2.0%	1.8%	3.4%
Organic	5.1%	7.6%	9.4%	7.2%	7.1%	1.4%	-3.2%	1.6%	3.4%	4.8%
Acquisition	-0.2%	-0.4%	1.6%	2.4%	1.5%	2.5%	-0.1%	-0.9%	-1.0%	0.5%
Fx	-5.3%	-5.4%	-2.8%	-1.8%	-2.3%	1.3%	-1.1%	-2.7%	-0.6%	-1.9%

Working days	60	63	62	65	61	62	62	65	60	63

EB1TA	66	52	107	37	61	41	69	19	35	34

Operating margin	6.4%	5.0%	9.7%	3.7%	5.9%	4.0%	6.8%	2.0%	3.6%	3.5%

Goodwill amortisation	(13)	(13)	(13)	(14)	(13)	(12)	(12)	(14)	(12)	(13)
Operating Income (EBIT)	53	39	94	23	48	29	57	5	23	21

Quarterly Information – Logistics

Euro Million	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

Logistics

Logistics Europe
Revenues	703	657	707	659	651	626
Growth %	8.0%	5.0%	19.4%	26.5%	18.8%	32.6%
Organic	6.3%	0.5%	3.7%	4.1%	6.0%	19.3%
Acquisition	4.3%	7.5%	8.6%	11.3%	4.4%	0.4%
Fx	-2.6%	-3.0%	7.1%	11.1%	8.4%	12.9%

Logistics North America
Revenues	166	163	168	155	192	190
Growth %	-13.5%	-14.2%	-5.6%	-11.9%	-9.9%	-5.0%
Organic	11.5%	5.3%	6.2%	-3.4%	-1.9%	-9.5%
Acquisition	-7.8%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-17.2%	-19.5%	-11.8%	-8.5%	-8.0%	4.5%

Logistics ROW
Revenues	75	65	72	68	65	57
Growth %	15.4%	14.0%	24.1%	21.4%	6.6%	14.0%
Organic	41.5%	54.4%	53.4%	44.6%	18.0%	18.0%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-26.1%	-40.4%	-29.3%	-23.2%	-11.4%	-4.0%

Total Logistics
Revenues	944	885	947	882	908	873	885	814	878	778
Growth %	4.0%	1.4%	7.0%	8.4%	3.4%	12.2%	9.8%	39.4%	72.7%	62.8%
Organic	9.9%	5.0%	7.7%	6.1%	0.6%	3.3%	1.9%	6.8%	11.5%	11.2%
Acquisition	1.4%	5.4%	4.8%	6.3%	6.9%	7.1%	7.7%	36.2%	61.5%	53.6%
Fx	-7.3%	-9.0%	-5.5%	-4.0%	-4.1%	1.8%	0.2%	-3.6%	-0.3%	-2.0%

Revenues by sector:
Automotive	345	336	347	316	356	361
Tyres	43	58	68	58	47	46
FMCG	163	151	195	179	150	131
Hi-tech electronics	117	119	125	103	109	109
Publishing / media	48	56	66	57	57	56
Other	228	165	146	169	189	170

EB1TA	21	20	28	41	49	39	55	46	53	36

Operating margin	2.2%	2.3%	3.0%	4.6%	5.4%	4.5%	6.2%	5.7%	6.0%	4.6%

Goodwill amortisation	(17)	(17)	(18)	(17)	(18)	(19)	(18)	(17)	(18)	(16)
Operating Income (EBIT)	4	3	10	24	31	20	37	29	35	20

Consolidated statements of income

	HY 2003	HY 2002
	€ mil	€ mil
Net sales	5,811	5,748
Other operating revenues	42	49
Total operating revenues	5,853	5,797

Salaries and social security contributions	(2,045)	(2,023)
Depreciation, amortisation and impairments	(246)	(236)
Other operating expenses	(3,055)	(3,026
Total operating expenses	(5,346)	(5,285)

Operating income	507	512

Financial income and expenses	(47)	(52)
Income before income taxes	460	460

Income taxes	(171)	(166)
Results from investments in affiliated companies	(4)	(3)
Minority Interests	(2)	(3)
Net income	283	288

Effective tax rate	37.2	36.1

Net income per ordinary share and per ADS (1) (in euro cents)	59.6	60.6

(1) Based on the average amount of 475,072,479  ordinary shares, including ADS (2002: 475,017,834).

Consolidated cash flow statements

Before proposed appropriation of net income

	HY 2003	HY 2002*
	€ mil	€ mil
Net income	283	288

Depreciation, amortisation and impairments	246	236
Changes in pension liabilities	(109)	(71)
Changes in other provisions	(13)	13
Changes in deferred taxes	68	11
Changes in working capital	(77)	114
Net cash provided by operating activities	398	591

Acquisition/disposal of group & affiliated companies	(28)	(84)
Capital expenditure on property, plant and equipment	(121)	(209)
Capital expenditure on intangible assets	(11)
Disposals of property, plant and equipment	22	21
Disposals of intangible assets	9
Changes in other financial fixed assets	(19)	(11)
Changes in minority interests	0	2
Net cash used in investing activities	(148)	(281)

Dividend	(120)	(115)
Long-term liabilities acquired	56	10
Long-term liabilities repaid	(34)	(51)
Changes in short-term bank debt	(61)	(301)
Net cash used by financing activities	(159)	(457)

Changes in cash and cash equivalents	91	(147)

Cash and cash equivalents at beginning of period	357	451
Exchange rate differences on cash items	(7)	(13)
Cash and cash equivalents from acquisition and disposal of group companies	(4)	1
Changes in cash and cash equivalents	91	(147)

Cash and cash equivalents at end of period	437	292

* Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

Consolidated balance sheets

Before proposed appropriation of net income

	At 30 June 2003	At 31 Dec 2002
	€ mil	€ mil
Assets
Fixed assets
Intangible assets	2,659	2,766
Property plant and equipment	2,041	2,130
Financial fixed assets	708	677
Total fixed assets	5,408	5,573

Current assets
Inventory	55	56
Accounts receivable/prepayments	2,382	2,280
Cash and cash equivalents	437	357
Total current assets	2,874	2,693

Total assets	8,282	8,266

Group equity
Shareholders’ equity	3,084	2,961
Minority interests	13	18
Total group equity	3,097	2,979

Provisions
Retirement schemes	28	28
Deferred tax liabilities	126	133
Other provisions	121	133
Total provisions	275	294

Pension liability	633	742

Liabilities
Interest bearing liabilities	1,714	1,761
Non Interest bearing liabilities	2,563	2,490
Total liabilities	4,277	4,251

Total liabilities and group equity	8,282	8,266

Additional information

Divisional Summary

	HY 2003 l			HY 2002
	€ mil EBITA	€ mil Goodwill amortisation	€ mil Operating income	€ mil EBITA	€ mil Goodwill amortisation	€ mil Operating income

Mail	430	(17)	413	413	(14)	399
Express	118	(26)	92	102	(26)	76
Logistics	41	(34)	7	88	(36)	52
	589	(77)	512	603	(76)	527
Non-allocated items	(5)	0	(5)	(15)	0	(15)
	584	(77)	507	588	(76)	512

Capital expenditure on property, plant and equipment and other intangible assets

	HY 2003	HY 2002
	€ mil	€ mil
Mail	39	51
Express	59	82
Logistics	32	75
Corporate	2	1
Total	132	209

Movement in shareholders’ equity

	HY 2003	HY 2002
	€ mil	€ mil
Opening balance at 1 January	2,961	2,600

Net income for the period	283	288
Foreign exchange effects	(41)	(49)
Cash dividend	(119)	(114)
Balance at 30 June	3,084	2,725

US GAAP Statement

Net Income

	HY 2003	HY 2002
	€ mil	€ mil
Net income under Dutch GAAP	283	288
Adjustments for:
Employment schemes & group reorganisation	(6)	(7)
Stock based compensation expense	(2)
Goodwill amortisation	77	76
Financial instruments	6	(9)
Real estate sale	(1)
Depreciation on restoration of previously recognised impairments	2	2
Depreciation of capitalised software		(4)
Pension curtailment gain		2
Tax effect of adjustments		5

Net Income under US GAAP	359	353

Net income per ordinary share and per ADS (1) (in Euro cents)	75.6	74.3

(1) Based on the average amount of 475,072,479 ordinary shares, including ADS (2002: 475,017,834)

Shareholders’ Equity

	HY 2003	HY 2002
	€ mil	€ mil
Shareholders’ equity under Dutch GAAP	3,084	2,725

Adjustments for:
Employment schemes & group reorganisation	146	158
Stock based compensation	(2)	1
Goodwill	168	12
Other intangible assets amortisation	(2)	0
Financial instruments	(5)	(15)
Real estate sale	(17)
Sale and leaseback transaction	(4)
Restoration of previously recognised impairments, net of depreciation	(9)	(13)
Long-term contract incentive payment	(6)
Capitalised software		6
Pension curtailment gain	2	2
Deferred taxes on adjustments	(40)	(50)

Shareholders’ equity under US GAAP	3,315	2,826

Notes to the financial statements

1.              Accounting policies

Accounting policies have remained unchanged in the six months to 30 June 2003.

2. Restatement of prior year numbers

The prior year numbers of Express and Logistics have been restated for consistency to reflect the transfer of the In-night business from Express to Logistics at the beginning of 2003.

Revenues for Mail lines of business for the first quarter of 2003 and the prior year have been restated to reflect a more accurate elimination of internal transactions.

In accordance with the Dutch Council for Annual Reporting directive RJ160 , prior year shareholders’ equity has been restated to reflect that the appropriation of results for the year be recorded as a dividend upon shareholder approval and not upon declaration by management.

3. Increase in pension costs

An additional gross pension cost of €37 million (€24 million net of tax) will be charged in the income statement in 2003 compared to the previous year in respect of defined benefit schemes. As a result of this, net income excluding pension increase will be separately identified in 2003. Additional pension costs charged in the half year 2003 income statement compared to the previous year are as follows:

	Gross (before tax)	Net (after tax)
	€ mil	€ mil
Pension costs in HY 2003	21	13
Pension costs in HY 2002	(2)	(1)

Increase in pension costs	19	12

4. One-off costs

One-off costs associated with the Logistics “Transformation Through Standardisation” programme have been charged in Operating Income in the half year.

	Gross (before tax)	Net (after tax)
	€ mil	€ mil
One-off costs	13	8

5. Composition of the Group

There have been no material changes in the composition of the Group during the six months to 30 June 2003.

6. Employees

Total number of employees at 30 June 2003 was 160,536 compared to 150,365 at 31 December 2002.

Financial Calendar

Financial Calendar 2003

Wednesday 6 August	Ex-dividend listing of TPG shares

Wednesday 13 August	Payment of interim dividend

Monday 27 October	Publication of 2003 third quarter results

Financial Calendar 2004

Thursday 19 February	Publication of 2003 full year results

Wednesday 7 April	Annual General Meeting of Shareholders

Tuesday 13 April	Ex-dividend listing of TPG shares

Wednesday 21 April	Payment of final dividend

Contact Information

Jon Downing
Director of Investor Relations

Contact:

Phone	+31 20 500 62 41
Fax	+31 20 500 75 15
Email	jon.downing@tpg.com

Emilie de Weert
Manager of Investor Relations
Contact:

Phone	+31 20 500 62 42
Fax	+31 20 500 75 15
Email	emilie.de.weert@tpg.com

Tanno Massar

Director of Media Relations
Contact:

Phone	+31 20 500 61 71
Fax	+31 20 500 75 20
Email	tanno.massar@tpg.com

Published by:

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

P.O. Box 13000

1100 KG Amsterdam

Phone	+31 20 500 60 00
Fax	+31 20 500 70 00
Email	tpg.communication@tpg.com
Internet	www.tpg.com

Responsible for content and editing:

TPG Investor Relations

Forward-looking statements warning - Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: substitution of alternative methods for delivering information for TPG’s Mail and Express services; regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings; competition in the mail, express and logistics businesses; decisions of competition authorities regarding proposed joint ventures or acquisitions; costs of complying with governmental regulations; general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, anthrax incidents, war or the outbreak of hostilities; higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils; the effect of the current economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery; our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances; fluctuations in fuel costs; changes in currency and interest rates; increased price transparency resulting from the adoption of the euro; changes in TPG’s credit rating and their impact on TPG’s financing costs and requirements; changes in TPG’s relationship with the State of the Netherlands; disruptions at key sites; incidents resulting from the transport of hazardous materials; mismatches between TPG’s investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs; strikes, work stoppages and work slowdowns and increases in employee costs; costs of completing acquisitions or divestitures and integrating newly acquired businesses; and changes to the international conventions regarding the limitation of liability for the carriage of goods. These factors and other factors that could affect these forward-looking statements are described in TPG’s annual report on Form 20-F and TPG’s other reports filed with the US Securities and Exchange Commission. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. You are cautioned not to put undue reliance on these forward-looking statements, which speak only as of the date of this press release.  TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

18 September 2003

TNT Logistics and NACCO Materials Handling Group To Sign Logistics Agreement

Amsterdam, September 18 — TNT Logistics, one of the leading providers of value-added logistics, announced today that it will sign a three-year agreement with NACCO Materials Handing Group (NMHG), to provide inbound and outbound transportation management in Europe and North America and finished goods warehousing and distribution in North America.

NACCO Materials Handling Group is one of the world’s largest lift truck manufacturers. NMHG designs, engineers, manufactures and sells lift trucks for virtually every market niche, including warehouse trucks, counterbalance trucks and large capacity cargo and container handling trucks. NMHG markets Lift trucks under the Hyster,®  Yale,® and Sumitomo-Yale® brand names.

“NMHG was looking for a logistics partner that would design and execute a strategy that would allow it to gain visibility in their supply chain regionally and across continents,” said Onno Meij, Managing Director TNT Benelux & Multi Country Logistics. “At the end of the day, the logistics value created was a great fit for both NMHG and TNT Logistics.”

“NMHG is impressed with TNT Logistics’ globally integrated service offerings and technology driven support structure. NMHG is enthusiastic about developing a strong partnership with TNT Logistics as part of a long-term supply chain strategy”, comments Anne Avgerin, Manager, Indirect Procurement.

TNT Benelux & Multi Country Logistics is a business unit of TNT Logistics, which employs more than 32,000 people, who are operating in 36 countries, managing over 6.2 million square metres of warehouse space. In 2002, TNT Logistics reported sales of €3.389 billion. TNT Logistics is a division of TPG N.V. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TPG. With its two brands TNT and Royal TPG Post, TPG is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG web site is: www.tpg.com.

NACCO Materials Handling Group designs, engineers and manufactures materials handling equipment for virtually every market niche, including warehouse trucks, counterbalanced trucks and large capacity cargo and container handling trucks. All lift trucks are marketed under the Hyster®, Yale® or Sumitomo-Yale® brand names. NMHG is one of the world’s largest lift truck manufacturers. In addition to a worldwide distribution network of independent Hyster® and Yale® retail dealerships, NMHG operates wholly-owned dealerships in certain markets.

The names Hyster® and Yale® reflect leadership traditions in the materials handling industry that date from the 19th century. Through advanced technologies, skilled employees, and a management committed to success, NACCO Materials Handling Group is building on those traditions.

Note to the editor (not for publication)

For more information, please contact:

Mike Bernos, Communications,

TNT Logistics North America

Phone: +1 (904) 928-1409

E-mail: mike.bernos@tntlogistics.com

Hester Dijk, Marketing & Communications Co-ordinator

TNT Corporate Logistics

Phone: +31 20 500 64 26

E-mail: hester.dijk@tpg.com

23 September 2003

TPG acquires Italian print & mail company

Mail, Express and Logistics company TPG N.V. announced today that through its Italian mail subsidiary TPG Post Italia, it has acquired a 100% stake in the Italian print & mail company Full Service.

With a long tradition in the print and mail market, Full Service has established a well-managed data processing, printing and outsourcing of data-related services business. In 2002, Full Service generated revenues of EUR 2.5 million.

ENDS

Notes to the editor:

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 160,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion. In the first half of 2003 sales have grown by 1%. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Tony Danby,

Senior Press Officer

TPG Media Relations

Tel:  + 31 20 500 6426

Mobile: +31 6 233 083 32

E-mail: Tony.Danby@tpg.com

16 October 2003

ABN AMRO BANK N.V., BANC OF AMERICA SECURITIES LIMITED, ING BANK N.V. AND THE ROYAL BANK OF SCOTLAND PLC COMPLETE € 600 MILLION MULTICURRENCY REVOLVING CREDIT FACILITY FOR TPG N.V.

TPG N.V. (“TPG”) is pleased to announce the successful completion of a five year € 600 million Multicurrency Revolving Credit Facility (the “Facility”). The Facility replaces the Company’s existing € 500 million facility signed July 1999. It will be used as liquidity backup for TPG’s commercial paper programme and for general funding purposes.

ABN AMRO Bank N.V. and Banc of America Securities Limited acted as Mandated Lead Arrangers and Bookrunners; ING Bank N.V. acted as Mandated Lead Arranger and Documentation Agent; and The Royal Bank of Scotland plc acted at Mandated Lead Arranger and Facility Agent.

Following is a list of the banks participating in the Facility:

Mandated Lead Arranger

ABN AMRO Bank N.V.

Banc of America Securities Limited

ING Bank N.V.

The Royal Bank of Scotland

Arranger

Barclays Bank PLC

BNP Paribas

Citigroup

Commonwealth Bank of Australia

Deutsche Bank Luxembourg S.A.

Fortis Bank (Nederland) N.V.

HSBC Bank plc

JPMorgan Chase Bank

Banque LBLux S.A.

UBS Investment Bank

Senior Lead Manager

Banesto

COMMERZBANK AKTIENGESELLSCHAFT

Danske Bank

UniCredito Italiano, London Branch

TPG, with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 160,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. In the first half of 2003 sales have grown by 1%. TPG is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Further information about TPG can be obtained from www.tpg.com.

Notes to the editor:

For further information, please contact (not for publication):

Tanno Massar, Director TPG Media Relations

Tel:  + 31 20 500 6171

Mobile: +31 6 205 432 41

E-mail: Tanno.Massar@tpg.com

Banc of America Securities Limited

Stephan Janes

Tel. no + 44 20 7809 5289

Alison Jenkins

Tel. no + 44 20 7634 4950

Highlights

Excellent Mail and Express performances in TPG’s third quarter
Good progress in Logistics transformation plan

TPG has today announced its third quarter 2003 results

Highlights:

•                  Solid improvement in free cash flow

•                  Excellent performances in Mail and Express, offset by lower earnings in Logistics

•                  Good progress in execution of Logistics transformation plan (TtS)

•                  Goodwill impairment charge and asset write downs of €193 million in line with preliminary estimates leading to negative net income for quarter

•                  Outlook for 2003 full year unchanged

	Q3 2003	Q3 2002
	€mil	€mil
Revenues	2,829	2,805	0.9%
Operating income (EBIT)	(16)	191	(108.4)%
Net income	(88)	99	(188.9)%
Underlying net income*	117	99	18.2%
Underlying earnings per share*	24.6	20.8	18.2%
Free cash flow	186	122	52.5%

*before pension increase and one-off costs (see page 2)

Peter Bakker, CEO :

“Given the economic background, the results delivered by Mail and Express in the quarter are outstanding achievements. Although the earnings in Logistics are still depressed, underlying performance has been stabilised. Good progress is being made by our new Managing Director Dave Kulik and his team with the implementation of the TtS programme and the actions taken so far have started to provide tangible savings.  Despite the one-offs in the quarter, which were in line with previous guidance, the achievement of a healthy improvement in free cash flow is indicative of the underlying strength of the business and the focus of management on increasing shareholder value”.

1

Summary

Group Summary		Q3 2003				% Change
Third quarter	€mil	Reported	One-offs*	Underlying	Q3 2002	Operational	FX	Total
Revenues		2,829		2,829	2,805	3.9%	-3.0%	0.9%
EBITA		202	24	226	230	4.4%	-6.1%	-1.7%
Operating Income (EBIT)		(16)	207	191	191	7.3%	-7.3%	0.0%
Net income		(88)	199	111	99	17.2%	-5.1%	12.1%
Earnings per share (euro cents)		(18.5)		23.3	20.8			12.1%

Net income from continuing operations excluding pension increase (see note 3 page 19)		(82)	199	117	99	23.3%	-5.1%	18.2%

Group Summary Nine months €mil
	YTD 2003			YTD 2002	% Change
	Reported	One-offs*	Underlying		Operational	FX	Total
Revenues	8,682		8,682	8,602	5.1%	-4.2%	0.9%
EBITA	786	37	823	818	3.4%	-2.9%	0.6%
Operating Income (EBIT)	491	220	711	703	3.8%	-2.7%	1.1%
Net income	195	207	402	387	6.0%	-2.1%	3.9%
Earnings per share (euro cents)	41.0		84.6	81.4			3.9%

Net income from continuing operations excluding pension increase (see note 3 page 19)	213	207	420	387	10.6%	-2.1%	8.5%

Divisional EBITA Summary		Q3 2003				% Change
Third quarter	€mil	Reported	One-offs*	Underlying	Q3 2002	Operational	FX	Total
Mail		163		163	144	16.0%	-2.8%	13.2%
Express		47		47	37	45.9%	-18.9%	27.0%
Logistics		1	24	25	41	-31.7%	-7.3%	-39.0%
Non allocated		(9)		(9)	8
EBITA		202	24	226	230	4.4%	-6.1%	-1.7%

Divisional EBITA Summary		YTD 2003			YTD 2002	% Change
Nine months	€mil	Reported	One-offs*	Underlying		Operational	FX	Total
Mail		593		593	557	6.5%	0.0%	6.5%
Express		165		165	139	26.6%	-7.9%	18.7%
Logistics		42	37	79	129	-29.5%	-9.3%	-38.8%
Non allocated		(14)		(14)	(7)
EBITA		786	37	823	818	3.4%	-2.8%	0.6%

	Q3		YTD
*One-offs (€mil)	Gross (before tax)	Net (after tax)	Gross (before tax)	Net (after tax)
TtS costs	14	9	27	17
Asset write-downs	10	7	10	7
Logistics one-off costs	24	16	37	24
Goodwill impairment costs	183	183	183	183
Total one-offs	207	199	220	207

2

Report by the Board of Management

Third quarter group overview

A strong performance in the third quarter of 2003 has again demonstrated the overall resilience of the TPG business model. The underlying economic conditions in the quarter remained weak and the relative strength of the euro continues to adversely impact comparisons to the previous year.

Group revenues increased by 0.9% to €2,829 million, equivalent to a growth of 3.9% at constant exchange rates. Mail and Express earnings continue to be strong and the execution of the Logistics transformation plan (TtS) is on track. €14 million of TtS one-off costs were incurred in the quarter as well as a €10 million asset write-down.

Excluding the after tax impact of the Logistics one-off costs and the goodwill impairment, net income increased by 12.1%. Net income from continuing operations, excluding the one-offs and a year on year pension increase of €9 million, was 18.2% higher (23.3% at constant exchange rates).

Strong free cash flow generation of €186 million in the quarter represents a 52% increase compared to the third quarter of last year and was fuelled by further working capital savings and tight controls over capital expenditure.

Review of operations

Mail continued to perform strongly in the third quarter, significantly increasing its earnings by 13.2%, despite an increase in the rate of decline in Dutch volumes compared to the first half year and higher pension costs. The main driver of this is the continuing good progress in the roll out of the Cost Flexibility programme, together with ongoing productivity measures and tight cost control.

Express also had an excellent quarter with earnings increasing by 27% and the operating margin rising to 4.6% from 3.7% last year. On like for like exchange rates the earnings increase was over 45% and the third quarter margin was 5.1%. Revenue quality yields have now been positive for four full years and the very clear and persistent focus provided by our Express strategy continues to pay off.

Logistics operational performance has stabilised but continues to be affected by the three business units France, Italy non-automotive and Germany. The main focus in the third quarter was the implementation of the TtS programme and many of the required actions have now been taken. Year to date, one-off costs of €27 million have been incurred as part of TtS, including €14 million in the third quarter. Total TtS one-off costs are still expected to be around €65 million, with most of the remaining cost actions expected in the final quarter of this year.

Financial Review

A goodwill impairment charge of  €183 million and an asset write-down of €10 million were made in the third quarter. The sum of these two items (€193 million) is in line with the preliminary estimate announced at the half year stage.  No further charges for goodwill impairment or asset write-downs are anticipated. The impairments are in respect of France, Italy non-automotive, Germany and the Nordics in Logistics and UK Data and Document Management in Mail.

Net financial expense was some 25% lower than last year mainly as a result of lower net debt and a higher proportion of variable rate debt.  The underlying effective tax rate in the quarter improved to 33.9% compared to 37.5% last year, mainly due to a favourable European ruling on the tax deductibility of interest expense in respect of foreign subsidiaries.

Prospects

The Board of Management does not expect any significant change in underlying economic conditions in the final quarter of the year and reiterates its previous outlook statement for the full 2003 year : Growth in net income from continuing operations, excluding additional pension costs, one-off costs in Logistics and goodwill impairment, is expected to be around 5% at constant rates of exchange.

Update of events in 3rd Quarter 2003 to date

August 28	Express adds Naples and Florence to European air network
September 10	TPG Post obtains favourable court decision on the delivery of tax forms
September 18	Logistics contract with NACCO in Europe and North America announced
September 23	Acquisition of Full Service, an Italian print and mail company
October 2	OPTA compliments TPG on service quality and postal location policy
October 16	€600 million standby credit facility signed

3

Business Highlights - Mail

•                  Very strong third quarter performance

•                  Improvement driven by Cost Flexibility and other efficiency savings

•                  Netherlands volumes decline higher than first half year

•                  Further positive developments in European Mail Networks

Summary	Q3 2003	Q3 2002	% Change	YTD 2003	YTD 2002	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	897	918	-2.3%	2,863	2,887	-0.8%
EBITA	163	144	13.2%	593	557	6.5%
Operating margin	18.2%	15.7%		20.7%	19.3%

Mail revenues fell by 2.3% in the third quarter mainly due to lower revenues in the Netherlands and Cross Border. Revenues from European Mail Networks and Data & Document Management (Cendris) both grew significantly, partly through acquisitions.

Third quarter earnings increased by 13.2% to €163 million and the operating margin improved significantly from 15.7%  last year to 18.2%. The increase in earnings is driven by Mail Netherlands together with continuing positive developments in the European Mail Networks.

The main contributor to this excellent performance is the Cost Flexibility programme in Mail Netherlands which delivered a further €16 million savings in the quarter. Year to date Cost Flexibility savings are now €52 million (cumulative €78 million from the start of the programme). Reduced sick leave, and lower costs of materials and services also contributed to the enhanced performance.

An additional €9 million in pension costs has been absorbed in the quarter compared to last year (€26 million on a year to date basis).

The preliminary assessment of the quality of next day delivery in the Netherlands in the quarter is 96.4%, well ahead of the government target of 95%.

Revenue Analysis

Third Quarter	Q3 2003	Q3 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Mail Netherlands	604	634	-4.7%	-3.6%	-1.1%	0.0%
Cross Border	142	155	-8.4%	-5.8%	0.0%	-2.6%
European Mail Networks	100	85	17.6%	14.1%	5.9%	-2.4%
Data & Document Management	51	44	15.9%	-4.5%	22.7%	-2.3%
Mail	897	918	-2.3%	-2.3%	0.8%	-0.8%

Nine Months	YTD 2003	YTD 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Mail Netherlands	1,967	2,015	-2.4%	-2.2%	-0.2%	0.0%
Cross Border	447	474	-5.7%	-1.9%	0.0%	-3.8%
European Mail Networks	297	258	15.1%	10.8%	6.2%	-1.9%
Data & Document Management	152	140	8.6%	0.7%	10.0%	-2.1%
Mail	2,863	2,887	-0.8%	-0.8%	0.9%	-0.9%

4

Mail Netherlands revenues fell by 4.7% in the quarter. Organic revenues declined by 3.6% of which 2.0% was caused by lower Post Office and other revenues. Domestic and direct mail revenues combined had a 1.6% negative impact on Mail Netherlands revenues with positive price and mix effects only partially compensating for lower volumes.

Total addressed mail volumes declined by 3.4% in the quarter (a decline of 2.0% year to date). This compares to a decline of 1.3% in the first half year. Domestic mail volumes fell by 1.3% (a fall of 0.3% year to date compared to a positive 0.1% in the first half year) mainly due to a 2% decline in letterbox mail and lower parcels volumes. Direct mail volumes declined by 6.6% in the quarter ( a fall of 4.4% year to date compared to a 3.4% fall in the first half year). Most of this decline is due to lower printed matter volumes caused by cost saving programmes at key accounts.

Cross Border revenues fell by 8.4% in the quarter. Organic growth was a negative 5.8%, due to the Spring business where revenues were under pressure, particularly in Europe. Revenues from the TPG Post brand were stable.

European Mail Networks again had strong revenue growth with total revenues increasing by 17.6% in the quarter. The organic growth rate was 14.1% with most countries showing good organic growth, especially Italy and the UK. Acquisitions in the current year, including Full Service in Italy and Fischer and Blitzpunkt in Germany, added a further 5.9% to revenue growth.

Data & Document Management revenues increased by 15.9% in the quarter. Acquisitions of DocVision in the Netherlands earlier this year and Dimar in the Czech Republic at the end of last year contributed a 22.7% growth in revenues. Organic growth was under pressure in the quarter mainly due to the economic climate which has caused many of our customers to focus on reducing costs and has also resulted in long lead times for attracting new customers.

5

Business Highlights - Express

•                  Impressive increase in third quarter earnings

•                  Further margin improvement driven by strongly positive revenue quality yield

•                  Profit improvements in almost all business units

•                  Good organic revenue growth

Summary	Q3 2003	Q3 2002	% Change	YTD 2003	YTD 2002	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,032	1,012	2.0%	3,105	3,071	1.1%
EBITA	47	37	27.0%	165	139	18.7%
Operating margin	4.6%	3.7%		5.3%	4.5%

Express revenues grew organically by 5.6% in the third quarter. Nominal revenue growth was reduced to 2.0% as a result of adverse foreign exchange translation effects due to the stronger euro.

Third quarter earnings of €47 million showed an impressive 27% increase, even after incurring a €7 million negative foreign exchange impact, pushing up the operating margin to 4.6% ( or 5.1% at constant exchange rates) compared to 3.7% in the same quarter last year.

Revenue quality yield was again strongly positive and was the major contributor to the overall profit performance. Positive revenue quality yields were achieved in almost all business units. The implementation of standard commercial policies that concentrate the efforts of the sales force on winning profitable customers in the target business to business market segment is a continuing key factor in achieving the improvement in profitability.

Almost all business units achieved solid year on year profit improvements, most significantly in France, Germany, Benelux, Australia, Eastern Europe, Spain and Austria.

European air network utilisation was managed to a satisfactory level in the quarter which avoided the need to seek further short term capacity. Further network improvements are expected from the introduction in the third quarter of two new airports in Italy.

Revenue Analysis

Third Quarter	Q3 2003	Q3 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Express Europe	826	822	0.5%	3.4%	0.1%	-3.0%
Express ROW	206	190	8.4%	14.7%	0.0%	-6.3%
Express	1,032	1,012	2.0%	5.6%	0.1%	-3.7%

Nine Months	YTD 2003	YTD 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Express Europe	2,529	2,503	1.0%	4.5%	-0.2%	-3.3%
Express ROW	576	568	1.4%	12.7%	0.0%	-11.3%
Express	3,105	3,071	1.1%	6.1%	-0.2%	-4.8%

6

Organic revenue growth in Europe was 3.4% in the third quarter although this was offset by a 3.0% adverse foreign exchange impact. Total core kilos carried increased by 5.1% compared to the same quarter last year with core consignments growing by 2.5%. Revenue quality yield was again strongly positive at 2.8%.

In terms of the bigger countries, increased volumes were seen in Germany and the UK although the volume of consignments carried in France, Benelux and Italy fell, partly due to a continued economic slowdown but also as a result of a strong focus on uprating or discarding lower yielding customers.

Revenues in the Rest of the World increased by 8.4%, with organic revenue growth an impressive 14.7%, fuelled by strong growth in Australia, Asia and the Middle East.

7

Business Highlights - Logistics

•                  Operational performance stabilised

•                  Implementation of TtS actions on track: further one-off costs booked in the quarter

•                  Majority of operational shortfall caused by three problem business units

•                  Good organic revenue growth and stable pipeline

Summary	Q3 2003	Q3 2002	% Change	YTD 2003	YTD 2002	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	909	882	3.1%	2,738	2,663	2.8%
EBITA	1	41	-97.6%	42	129	-67.4%
Operating margin	0.1%	4.6%		1.5%	4.8%
Operating margin excl one-off costs	2.8%	4.6%		2.9%	4.8%

Logistics revenues increased organically by 7.5% in the third quarter. An adverse foreign exchange translation impact of 4.4% reduced nominal revenue growth to 3.1%.

Earnings in the quarter were significantly affected by the incidence of €24 million of one-off charges. Costs of €14 million were incurred in respect of specific actions taken in the quarter to implement the Transformation through Standardisation (TtS) programme. These costs related to warehouse closures, contract terminations and overhead restructuring. In addition, a write down of assets of €10 million was booked in the quarter as a consequence of the goodwill impairment review. Total one-off costs incurred so far this year are €37 million, consisting of €27 million costs under the TtS programme and €10 million asset write downs.

Underlying third quarter earnings, excluding these one-off costs, were €25 million, equivalent to an operating margin of 2.8%. Eliminating the adverse impact of foreign exchange rate translation (€3 million) results in an operating margin of 3.0% at constant rates compared to 4.6% in the same quarter last year.

Most business units continue to be affected by low volumes as a result of the continuing weak economic climate especially in Europe. The majority of the operational shortfall in earnings in the third quarter however were again attributable to France, Italy non-automotive and Germany. Earnings in France and Italy non-automotive have fallen year on year mainly due to operational difficulties on various contracts and increased overheads which could not be completely passed on to the customer. Despite good revenue growth in Germany from new contracts, earnings in that country have also declined partly due to lower volumes in the Innight business which has a relatively high fixed cost base. All of these operational issues are being addressed by the TtS plan.

The adverse impact from these three business units has been offset to some extent by continuing good performances in other countries, particularly the UK and North America, through good commercial management and cost controls.

8

Revenue Analysis

Third Quarter	Q3 2003	Q3 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Logistics Europe	678	659	2.9%	5.6%	0.0%	-2.7%
Logistics North America	154	155	-0.6%	9.7%	0.0%	-10.3%
Logistics ROW	77	68	13.2%	20.6%	0.0%	-7.4%
Logistics	909	882	3.1%	7.5%	0.0%	-4.4%

Nine Months	YTD 2003	YTD 2002	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Logistics Europe	2,038	1,936	5.3%	4.2%	3.9%	-2.8%
Logistics North America	483	537	-10.1%	8.7%	-2.8%	-16.0%
Logistics ROW	217	190	14.2%	37.9%	0.0%	-23.7%
Logistics	2,738	2,663	2.8%	7.4%	2.3%	-6.9%

The net organic revenue growth of 7.5% achieved in the third quarter came from new contracts (+12.3%) and a positive volume and price impact (+0.8%), offset by terminated contracts (-5.6%).

New contract wins in the third quarter have an annualised revenue of €110 million. Contract renewals provided further annualised revenues of  €65 million. Contract terminations amounted to annualised revenues of €41 million. The business development pipeline remains at €1.4 billion with the higher certainty portion stable at around €200 million.

Organic growth in Europe was a healthy 5.6% fuelled by recent new contract wins and the commencement of the sole operator project at Fiat in Italy.

North America organic revenue growth was 9.7% again mainly due to the impact of new contracts.

In the Rest of the World, organic revenues grew by   20.6%. with particularly high growth achieved in Asia and South America.

9

Quarterly information – Group

Euro Million	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

Group

Revenues	2,829	2,936	2,917	3,180	2,805	2,899	2,898	3,013	2,642	2,787	2,776

Earnings from operations	211	299	290	382	222	305	298	363	210	278	277

Non-allocated items	(9)	(7)	2	12	8	(10)	(5)	(41)	4	(22)	87

EBITA	202	292	292	394	230	295	293	322	214	256	364

Goodwill amortisation	(218)	(39)	(38)	(39)	(39)	(38)	(38)	(37)	(34)	(35)	(33)

Operating Income (EBIT)	(16)	253	254	355	191	257	255	285	180	221	331

Financial income and expenses	(23)	(23)	(24)	(25)	(31)	(25)	(27)	(8)	(29)	(26)	(30)
Income taxes	(49)	(84)	(87)	(115)	(60)	(81)	(85)	(104)	(56)	(70)	(105)
Results from affiliates	(1)	(3)	(1)	(1)	(1)	(3)		(1)	2	(2)
Minority interests	1		(2)	(2)		(3)		(3)

Net Income	(88)	143	140	212	99	145	143	169	97	123	196

Net profit on sale of non-core business				(14)				3		(5)	(28)

Net Income from continuing operations	(88)	143	140	198	99	145	143	172	97	118	168

Average number of shares (mil)	475.1	475.1	475.0	475.0	475.0	475.0	475.0	475.0	475.0	478.0	475.3
Earnings per share (euro cents)	(18.5)	30.1	29.5	44.6	20.8	30.5	30.1	35.6	20.4	25.9	41.2

Net cash provided by operating activities	277	74	324	227	214	337	254	256	161	34	322

Capital expenditure on property, plant and equipment and other intangible assets	(94)	(72)	(60)	(152)	(111)	(130)	(79)	(147)	(155)	(114)	(65)

Disposals of property, plant and equipment and other intangible assets	3	14	17	23	19	16	5	21	36	27	7

Free cash flow	186	16	281	98	122	223	180	130	42	(53)	264

Number of employees	161,079	160,536	150,155	150,365	148,285	143,097	141,463	138,563	139,065	135,539	131,426
Full time equivalent employees	120,387	119,946	114,348	113,444	113,711	112,751	112,261	109,589	111,976	106,782	103,270

10

Quarterly Information - Mail

Euro Million	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

Mail

Mail Netherlands

Revenues	604	663	700	780	634	666	715	801	624	657	688
Growth %	-4.7%	-0.5%	-2.1%	-2.6%	1.6%	1.4%	3.9%	3.9%	4.5%	0.0%	1.5%
Organic	-3.6%	-1.0%	-2.1%	-2.6%	1.6%	1.4%	3.9%	3.9%	4.5%	0.0%	1.5%
Acquisition	-1.1%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Addressed mail pieces (mil)	1,160	1,297	1,411	1,575	1,201	1,333	1,412	1,618	1,225	1,328	1,393
Working days	65	61	64	63	65	61	64	63	65	61	64

Cross Border

Revenues	142	148	157	176	155	157	162	178	157	158	161
Growth %	-8.4%	-5.7%	-3.1%	-1.1%	-1.3%	-0.6%	0.6%	4.1%	1.3%	-2.5%	-3.0%
Organic	-5.8%	-1.9%	1.8%	1.1%	0.6%	-1.8%	-4.5%	2.8%	-0.6%	-1.4%	-4.1%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	3.7%	3.9%	-0.6%	3.2%	0.0%	0.0%
Fx	-2.6%	-3.8%	-4.9%	-2.2%	-1.9%	-2.5%	1.2%	1.9%	-1.3%	-1.1%	1.1%

European Mail Networks

Revenues	100	105	92	100	85	88	85	96	74	78	57
Growth %	17.6%	19.3%	8.2%	4.2%	14.9%	12.8%	49.1%	45.5%	42.3%	39.3%	3.6%
Organic	14.1%	12.5%	5.9%	8.4%	-1.3%	3.2%	16.9%	0.2%	0.2%	8.6%	-5.5%
Acquisition	5.9%	9.1%	3.5%	-4.2%	16.2%	10.1%	31.8%	45.8%	43.2%	30.7%	9.1%
Fx	-2.4%	-2.3%	-1.2%	0.0%	0.0%	-0.5%	0.4%	-0.5%	-1.2%	0.0%	0.0%

Data & Doc Management

Revenues	51	51	50	62	44	48	48	48	45	42	32
Growth %	15.9	6.3%	4.2%	29.2%	-2.2%	14.3%	50.0%	71.4%	60.7%	23.5%	6.7%
Organic	-4.5%	0.1%	6.3%	6.3%	-6.6%	1.0%	8.1%	34.6%	14.3%	-1.0%	6.7%
Acquisition	22.7%	8.3%	0.0%	25.0%	4.4%	13.3%	41.9%	36.8%	46.4%	24.5%	0.0%
Fx	-2.3%	-2.1%	-2.1%	-2.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Total Mail

Revenues	897	967	999	1,118	918	959	1,010	1,123	900	935	938
Growth %	-2.3%	0.8%	-1.1%	-0.4%	2.0%	2.6%	7.7%	8.4%	8.2%	2.9%	1.0%
Organic	-2.3%	0.2%	-0.4%	-0.7%	0.7%	1.0%	3.5%	4.3%	4.0%	0.3%	0.3%
Acquisition	0.8%	1.6%	0.3%	0.7%	1.6%	2.1%	4.0%	3.8%	4.9%	2.8%	0.5%
Fx	-0.8%	-1.0%	-1.0%	-0.4%	-0.3%	-0.5%	0.2%	0.3%	-0.7%	-0.2%	0.2%

EBITA	163	212	218	247	144	195	218	240	144	189	208

Operating margin	18.2%	21.9%	21.8%	22.1%	15.7%	20.3%	21.6%	21.4%	16.0%	20.2%	22.2%

Goodwill amortisation	(28)	(10)	(7)	(9)	(6)	(8)	(7)	(6)	(4)	(5)	(4)
Operating income (EBIT)	135	202	211	238	138	187	211	234	140	184	204

11

Quarterly Information – Express

Euro Million	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

Express

Express Europe

Revenues	826	847	856	899	822	845	836	825	747	780	783
Growth %	0.5%	0.2%	2.4%	9.0%	10.0%	8.3%	6.8%	-2.5%	1.4%	3.2%	5.5%
Organic	3.4%	3.8%	6.3%	8.4%	7.3%	7.7%	2.8%	-2.2%	3.5%	4.1%	5.8%
Acquisition	0.1%	-0.2%	-0.5%	1.8%	2.8%	1.9%	3.0%	-0.1%	-1.1%	-1.3%	0.6%
Fx	-3.0%	-3.4%	-3.4%	-1.2%	-0.1%	-1.3%	1.0%	-0.2%	-1.0%	0.4%	-0.9%

Core consignments (mil)	31.0	33.7	33.8	35.2	30.2	33.8	32.9	33.0	28.8	31.6	32.0
Core kilos (mil)	519.5	527.3	523.3	566.4	494.3	522.5	519.8	550.2	487.3	505.8	521.8
Core revenue quality yield improvement	2.8%	4.5%	3.3%	4.3%	2.8%	2.4%	2.0%	2.2%	2.8%	5.7%	7.5%
Express ROW

Revenues	206	189	181	205	190	195	183	195	192	198	186
Growth %	8.4%	-3.1%	-1.1%	5.1%	-1.0%	-1.5%	-1.6%	-11.8%	-13.1%	-3.4%	-4.6%
Organic	14.7%	10.3%	13.3%	14.9%	7.4%	5.0%	-4.8%	-7.1%	-4.6%	1.2%	1.0%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.5%	0.1%	0.2%	0.0%	0.0%
Fx	-6.3%	-13.4%	-14.4%	-9.8%	-8.9%	-6.5%	2.7%	-4.8%	-8.7%	-4.6%	-5.6%

Total Express

Revenues	1,032	1,036	1,037	1,104	1,012	1,040	1,019	1,020	939	978	969
Growth %	2.0%	-0.4%	1.8%	8.2%	7.8%	6.3%	5.2%	-4.4%	-2.0%	1.8%	3.4%
Organic	5.6%	5.1%	7.6%	9.4%	7.2%	7.1%	1.4%	-3.2%	1.6%	3.4%	4.8%
Acquisition	0.1%	-0.2%	-0.4%	1.6%	2.4%	1.5%	2.5%	-0.1%	-0.9%	-1.0%	0.5%
Fx	-3.7%	-5.3%	-5.4%	-2.8%	-1.8%	-2.3%	1.3%	-1.1%	-2.7%	-0.6%	-1.9%

Working days	65	60	63	62	65	61	62	62	65	60	63

EB1TA	47	66	52	107	37	61	41	69	19	35	34

Operating margin	4.6%	6.4%	5.0%	9.7%	3.7%	5.9%	4.0%	6.8%	2.0%	3.6%	3.5%

Goodwill amortisation	(13)	(13)	(13)	(13)	(14)	(13)	(12)	(12)	(14)	(12)	(13)
Operating Income (EBIT)	34	53	39	94	23	48	29	57	5	23	21

12

Quarterly Information – Logistics

Euro Million	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001

Logistics

Logistics Europe
Revenues	678	703	657	707	659	651	626
Growth %	2.9%	8.0%	5.0%	19.4%	26.5%	18.8%	32.6%
Organic	5.6%	6.3%	0.5%	3.7%	4.1%	6.0%	19.3%
Acquisition	0.0%	4.3%	7.5%	8.6%	11.3%	4.4%	0.4%
Fx	-2.7%	-2.6%	-3.0%	7.1%	11.1%	8.4%	12.9%

Logistics North America
Revenues	154	166	163	168	155	192	190
Growth %	-0.6%	-13.5%	-14.2%	-5.6%	-11.9%	-9.9%	-5.0%
Organic	-3.7%	11.5%	5.3%	6.2%	-3.4%	-1.9%	-9.5%
Acquisition	0.0%	-7.8%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-10.3%	-17.2%	-19.5%	-11.8%	-8.5%	-8.0%	4.5%

Logistics ROW
Revenues	77	75	65	72	68	65	57
Growth %	13.2%	15.4%	14.0%	24.1%	21.4%	6.6%	14.0%
Organic	20.6%	41.5%	54.4%	53.4%	44.6%	18.0%	18.0%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-7.4%	-26.1%	-40.4%	-29.3%	-23.2%	-11.4%	-4.0%

Total Logistics
Revenues	909	944	885	947	882	908	873	885	814	878	778
Growth %	3.1%	4.0%	1.4%	7.0%	8.4%	3.4%	12.2%	9.8%	39.4%	72.7%	62.8%
Organic	7.5%	9.9%	5.0%	7.7%	6.1%	0.6%	3.3%	1.9%	6.8%	11.5%	11.2%
Acquisition	0.0%	1.4%	5.4%	4.8%	6.3%	6.9%	7.1%	7.7%	36.2%	61.5%	53.6%
Fx	-4.4%	-7.3%	-9.0%	-5.5%	-4.0%	-4.1%	1.8%	0.2%	-3.6%	-0.3%	-2.0%

Revenues by sector:
Automotive	345	345	336	347	316	356	361
Tyres	50	43	58	68	58	47	46
FMCG	156	163	151	195	179	150	131
Hi-tech electronics	126	117	119	125	103	109	109
Publishing / media	65	48	56	66	57	57	56
Other	167	228	165	146	169	189	170

EB1TA	1	21	20	28	41	49	39	55	46	53	36

Operating margin	0.1%	2.2%	2.3%	3.0%	4.6%	5.4%	4.5%	6.2%	5.7%	6.0%	4.6%

Goodwill amortisation	(177)	(17)	(17)	(18)	(17)	(18)	(19)	(18)	(17)	(18)	(16)
Operating Income (EBIT)	(176)	4	3	10	24	31	20	37	29	35	20

13

Consolidated statements of income

	Q3 2003	Q3 2002	YTD 2003	YTD 2002
	€ mil	€ mil	€ mil	€ mil
Net sales	2,811	2,777	8,622	8,525

Other operating revenues	18	28	60	77

Total operating revenues	2,829	2,805	8,682	8,602

Cost of materials	(119)	(133)	(390)	(382)
Work contracted out and other external expenses	(1,218)	(1,165)	(3,637)	(3,559)
Salaries and social security contributions	(1,048)	(971)	(3,093)	(2,994)
Depreciation, amortisation and impairments	(327)	(119)	(573)	(355)
Other operating expenses	(133)	(226)	(498)	(609)
Total operating expenses	(2,845)	(2,614)	(8,191)	(7,899)

Operating income	(16)	191	491	703

Interest and similar income	5	3	13	24
Interest and similar expenses	(28)	(34)	(83)	(107)
Financial income and expenses	(23)	(31)	(70)	(83)

Income before income taxes	(39)	160	421	620

Income taxes	(49)	(60)	(220)	(226)
Results from investments in affiliated companies	(1)	(1)	(5)	(4)

Net income before minority interests	(89)	99	196	390

Minority Interests	1	0	(1)	(3)

Net income	(88)	99	195	387

Net income per ordinary share and per ADS(1) (in euro cents)	(18.5)	20.8	41.0	81.5

(1) Based on the average amount of 475.1 million ordinary shares, including ADS (2002: 475.0 million).

14

Consolidated cash flow statements

Before proposed appropriation of net income

	Q3 2003	Q3 2002*	YTD 2003	YTD 2002*
	€ mil	€ mil	€ mil	€ mil
Net income	(88)	99	195	387

Depreciation, amortisation and impairments	327	119	573	355
Changes in working capital:
-inventory	3	(3)	3	(5)
-accounts receivable	162	97	123	244
-other current assets	(38)	(25)	(75)	(127)
-trade payables	(56)	(52)	(15)	21
-current liabilities excl.short term financing	(19)	14	(61)	12
Changes in provisions	9	12	(4)	25
Changes in pensions	(58)	(47)	(167)	(118)
Changes in deferred taxes	35	0	103	11
Net cash provided by operating activities	277	214	675	805

Acquisition of group companies	(16)	(13)	(43)	(118)
Disposals of group companies	0	0	6	4
Acquisition of affiliated companies	(4)	(3)	(12)	(10)
Disposals of affiliated companies	0	2	1	26
Capital expenditure on other intangibles	(8)	(18)	(19)	(18)
Disposals of intangibles	(6)	1	3	2
Capital expenditure on property, plant & equipment	(86)	(93)	(207)	(302)
Disposals of property, plant and equipment	9	19	31	40
Changes in financial fixed assets	11	9	(8)	(3)
Changes in minority interests	6	0	6	2
Net cash used in investing activities	(94)	(96)	(242)	(377)

Changes in shareholders’ equity	(87)	(70)	(207)	(185)
Long-term liabilities acquired	2	20	58	30
Long-term liabilities repaid	(10)	(18)	(44)	(69)
Changes in short-term bank debt	(15)	(62)	(76)	(363)
Net cash provided by financing activities	(110)	(130)	(269)	(587)

Changes in cash and cash equivalents	73	(12)	164	(159)

Cash and cash equivalents at beginning of period	437	292	357	451
Exchange differences on cash items	1	(1)	(6)	(14)
Cash and cash equivalents from acquisition and disposal of group companies	0	6	(4)	7
Change in cash and cash equivalents	73	(12)	164	(159)
Cash and cash equivalents at end of period	511	285	511	285

*Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

15

Consolidated balance sheets

Before proposed appropriation of net income

	At 30 Sept 2003	At 31 Dec 2002
	€ mil	€ mil
ASSETS

Fixed assets
Goodwill	2,365	2,668
Other intangible assets	93	98
Total intangible assets	2,458	2,766
Land & buildings	983	996
Plant & equipment	482	500
Other property, plant & equipment	497	567
Construction in progress	53	67
Total property, plant and equipment	2,015	2,130
Investments in affiliated companies	98	95
Loans receivable from affiliated companies	1	2
Other loans receivable	131	96
Repayments & accrued income	443	484
Total financial fixed assets	673	677
Total fixed assets	5,146	5,573

Current assets
Inventory	52	56
Accounts receivable	1,826	1,922
Prepayments and accrued income	432	358
Cash and cash equivalents	511	357
Total current assets	2,821	2,693

Total assets	7,967	8,266

LIABILITIES AND GROUP EQUITY
Group equity
Shareholders’ equity	2,892	2,961
Minority interests	19	18
Total group equity	2,911	2,979

Provisions
Retirement schemes	25	35
Deferred tax liabilities	129	133
Other provisions	135	126
Total provisions	289	294
Pension liabilities	575	742
Long term liabilities
Long term debt	1,512	1,523
Accrued liabilities	194	138
Total long term liabilities	1,706	1,661
Current liabilities
Trade accounts payable	690	673
State loans	72	72
Other current liabilities	606	702
Accrued current liabilities	1,118	1,143
Total current liabilities	2,486	2,590

Total liabilities and group equity	7,967	8,266

16

Additional information

Divisional Summary

Third quarter	€ mil EBITA	Q3 2003 € mil Goodwill amortisation	€ mil Operating income	€ mil EBITA	Q3 2002 € mil Goodwill amortisation	€ mil Operating income
Mail	163	(28)	135	144	(6)	138
Express	47	(13)	34	37	(14)	23
Logistics	1	(177)	(176)	41	(17)	24
	211	(218)	(7)	222	(37)	185
Non-allocated items	(9)	0	(9)	8	(2)	6
	202	(218)	(16)	230	(39)	191

Nine months	€ mil EBITA	YTD2003 € mil Goodwill amortisation	€ mil Operating income	€ mil EBITA	YTD 2002 € mil Goodwill amortisation	€ mil Operating income
Mail	593	(45)	548	557	(21)	536
Express	165	(39)	126	139	(39)	100
Logistics	42	(211)	(169)	129	(55)	74
	800	(295)	505	825	(115)	710
Non-allocated items	(14)	0	(14)	(7)	0	(7)
	786	(295)	491	818	(115)	703

Capital expenditure on property, plant and equipment and other intangible assets

	Q3 2003	Q3 2002	YTD 2003	YTD 2002
	€ mil	€ mil	€ mil	€ mil
Mail	22	28	61	79
Express	46	41	105	123
Logistics	24	42	56	118
Corporate	2	0	4	0
Total	94	111	226	320

Movement in shareholders’ equity

	YTD 2003	YTD 2002
	€ mil	€ mil
Opening balance at 1 January	2,961	2,600
Net income for the period	195	387
Foreign exchange effects	(56)	(22)
Cash dividend	(208)	(185)
Balance at 30 September	2,892	2,780

17

US GAAP Statement

Net Income

	YTD 2003	YTD 2002
	€ mil	€ mil
Net income under Dutch GAAP	195	387
Adjustments for:
Employment schemes & group reorganisation	(10)	(9)
Stock based compensation expense	(2)	0
Goodwill amortisation	113	113
Goodwill impairment	(159)	0
Depreciation on restoration of previously recognised impairments	3	3
Depreciation of capitalised software	0	(6)
Financial instruments	4	(15)
Long term contract incentive payments	1	0
Pension curtailment gain	0	2
Real estate sale	(3)	0
Tax effect of adjustments	51	8

Net Income under US GAAP	193	483

Net income per ordinary share and per ADS (1) (in Euro cents)	40.6	101.7

(1) Based on the average amount of 475.1 million ordinary shares, including ADS (2002: 475.0 million)

Shareholders’ Equity

	YTD 2003	YTD 2002
	€ mil	€ mil
Shareholders’ equity under Dutch GAAP	2,892	2,780

Adjustments for:
Employment schemes & group reorganisation	142	155
Stock based compensation	(3)	0
Goodwill	44	50
Other intangible assets	(2)	0
Financial instruments	(6)	(26)
Real estate sale	(19)	0
Sale and leaseback transaction	(4)	0
Restoration of previously recognised impairments, net of depreciation	(8)	(12)
Long-term contract incentive payment	(5)	0
Capitalised software	0	4
Pension curtailment gain	2	2
Deferred taxes on adjustments	15	(46)

Shareholders’ equity under US GAAP	3,048	2,907

18

Notes to the Financial Statements

1.              Accounting policies

Accounting policies have remained unchanged in the nine months to 30 September 2003.

2. Restatement of prior year numbers

The prior year numbers of Express and Logistics have been restated for consistency to reflect the transfer of the In-night business from Express to Logistics at the beginning of 2003.

Prior year revenues for Mail lines of business have been restated to reflect a more accurate elimination of internal transactions.

In accordance with the Dutch Council for Annual Reporting directive RJ160, prior year shareholders’ equity has been restated to reflect that the appropriation of results for the year be recorded as a dividend upon shareholder approval and not upon declaration by management.

3. Increase in pension costs

An additional gross pension cost of €37 million (€24 million net of tax) will be charged in the income statement in 2003 compared to the previous year in respect of defined benefit schemes. As a result of this, net income excluding pension increase will be separately identified in 2003. Additional pension costs charged in the income statement compared to the previous year are as follows:

	Q3		YTD
	Gross (before tax)	Net (after tax)	Gross (before tax)	Net (after tax)
	€ mil	€ mil	€ mil	€ mil
Pension costs in 2003	11	7	32	20
Pension costs in 2002	(2)	(1)	(4)	(2)
Increase in pension costs	9	6	28	18

4. Composition of the Group

There have been no material changes in the composition of the Group during the nine months to 30 September 2003.

5. Employees

Total number of employees at 30 September 2003 was 161,079 compared to 150,365 at 31 December 2002.

6. Net debt

	At 30 Sept 2003	At 31 Dec 2002
	€ mil	€ mil

Short term debt	191	238
Long term debt	1,512	1,523
Total interest bearing debt	1,703	1,761
Cash and cash equivalents	(511)	(357)

Net debt	1,192	1,404

19

Financial Calendar

Financial Calendar 2004

Thursday 19 February	Publication of 2003 full year results

Wednesday 7 April	Annual General Meeting of Shareholders

Tuesday 13 April	Ex-dividend listing of TPG shares

Wednesday 21 April	Payment of final dividend

Monday 26 April	Publication of 2004 first quarter results

Monday 2 August	Publication of 2004 first half year results

Wednesday 4 August	Ex-dividend listing of TPG shares

Wednesday 11 August	Payment of interim dividend

Monday 25 October	Publication of 2004 third quarter results

20

Contact Information

Jon Downing
Director of Investor Relations
Contact:
Phone     +31 20 500 62 41
Fax          +31 20 500 75 15
Email       jon.downing@tpg.com

Emilie de Weert
Manager of Investor Relations
Contact:
Phone     +31 20 500 62 42
Fax          +31 20 500 75 15
Email       emilie.de.weert@tpg.com

Tanno Massar

Director of Media Relations
Contact:
Phone     +31 20 500 61 71
Fax          +31 20 500 75 20
Email       tanno.massar@tpg.com

Published by:
TPG N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone     +31 20 500 60 00
Fax          +31 20 500 70 00
Email       tpg.communication@tpg.com
Internet  www.tpg.com

Responsible for content and editing:
TPG Investor Relations

21

Safe Harbour Statement

Forward-looking statements warning - Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

Except for historical statements and discussions, statements contained in this press release are forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “estimate”, “continue” or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which TPG operates, management’s beliefs and assumptions made by management about future events.  In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: substitution of alternative methods for delivering information for TPG’s Mail and Express services; regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings; competition in the mail, express and logistics businesses; decisions of competition authorities regarding proposed joint ventures or acquisitions; costs of complying with governmental regulations; general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, anthrax incidents, war or the outbreak of hostilities; higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils; the effect of the current economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery; our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances; fluctuations in fuel costs; TPG’s ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures; changes in currency and interest rates; increased price transparency resulting from the adoption of the euro; changes in TPG’s credit rating and their impact on TPG’s financing costs and requirements; changes in TPG’s relationship with the State of the Netherlands; disruptions at key sites; incidents resulting from the transport of hazardous materials; mismatches between TPG’s investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs; strikes, work stoppages and work slowdowns and increases in employee costs; costs of completing acquisitions or divestitures and integrating newly acquired businesses; changes to the international conventions regarding the limitation of liability for the carriage of goods; significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services; market acceptance of our new service and growth initiatives; changes in customer demand patterns; the impact of technology developments on our operations and on demand for our services; disruptions to our technology infrastructure, including our computer systems and Web site; TPG’s ability to maintain aviation rights in important international markets; and adverse weather conditions. These factors and other factors that could affect these forward-looking statements are described in TPG’s annual report on Form 20-F and TPG’s other reports filed with the US Securities and Exchange Commission. As a result of these and other factors, no assurance can be given as to TPG’s future results and achievements.  You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 12 December 2003